Basis of Presentation
The following Management's Discussion and Analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated November 5, 2020, and is supplementary to, and should be read in conjunction with, Pembina's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 ("Interim Financial Statements") as well as Pembina's audited consolidated annual financial statements ("Consolidated Financial Statements") and MD&A for the year ended December 31, 2019. All financial information has been prepared in accordance with IAS 34 Interim Financial Reporting and is expressed in Canadian dollars, unless otherwise noted. A description of Pembina's operating segments and additional information about Pembina is filed with Canadian and U.S. securities commissions, including quarterly and annual reports, annual information forms (filed with the U.S. Securities and Exchange Commission under Form 40-F) and management information circulars, which can be found online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com. Information contained in or otherwise accessible through Pembina's website does not form part of this MD&A and is not incorporated into this document by reference.

Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the "Abbreviations" section of this MD&A.

Non-GAAP Financial Measures
Pembina has identified certain operating and financial performance measures that management believes provide meaningful information in assessing Pembina's underlying performance. Readers are cautioned that these measures do not have a standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and therefore may not be comparable to similar measures presented by other entities. Refer to the "Non-GAAP Measures" section of this MD&A for a list and description, including reconciliations to the most directly comparable GAAP measures, of such non-GAAP measures.

Risk Factors and Forward-Looking Information
Management has identified the primary risk factors that could have a material impact on the financial results and operations of Pembina. Such risk factors are presented in Pembina's MD&A and Annual Information Form ("AIF") for the year ended December 31, 2019 and have been updated in the "Risk Factors" section of this MD&A as necessary. The Company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described within the "Forward-Looking Statements & Information" section of this MD&A. This MD&A contains forward-looking statements based on Pembina's current expectations, estimates, projections and assumptions. This information is provided to assist readers in understanding the Company's future plans and expectations and may not be appropriate for other purposes.
1 Pembina Pipeline Corporation Third Quarter 2020

1. ABOUT PEMBINA
Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business; and is developing a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.
Purpose of Pembina:
To be the leader in delivering integrated infrastructure solutions connecting global markets;
•Customers choose us first for reliable and value-added services;
•Investors receive sustainable industry-leading total returns;
•Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
•Communities welcome us and recognize the net positive impact of our social and environmental commitment.
Ongoing Impact of the COVID-19 Pandemic
In March 2020, the World Health Organization declared the global outbreak of a novel coronavirus ("COVID-19") a pandemic. In response, many governments imposed restrictions on individuals and businesses, resulting in a significant slowdown of the global economy. While these restrictions have been relaxed in certain jurisdictions, a resurgence of virus cases in certain geographic areas and the risk that this could occur in other areas has caused governments in certain jurisdictions to sustain and in some cases re-impose restrictions, which creates uncertainty as to the extent and duration of the global economic slowdown. The global economic slowdown has led to significant operational disruption of businesses and their workforces, a significant increase in economic uncertainty and a decrease in demand for crude oil, natural gas, NGL and other commodities.
Pembina's greatest assets are its people and the relationships with its customers, investors and the communities in which it has a presence. Pembina will continue to keep its employees and stakeholders top of mind and supported while navigating through these events. Pembina will adjust its response, as needed, and will continue to base decisions on recommendations from public health experts, ongoing evaluation of global energy prices and the impact on Pembina and its customers' businesses.
The impacts of the COVID-19 pandemic have been assessed throughout this document and, where material, additional disclosure has been provided to indicate the potential impacts it may have on Pembina and its results of operations.
Pembina Pipeline Corporation Third Quarter 2020 2

2. FINANCIAL & OPERATING OVERVIEW
Consolidated Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions, except where noted)	2020	2019	Change	% Change
Infrastructure and other services revenue	744	594	150	25
Product sales revenue	825	1,106	(281)	(25)
Total Revenue	1,569	1,700	(131)	(8)
Net revenue(1)	849	751	98	13
Gross profit	563	613	(50)	(8)
Earnings	318	370	(52)	(14)
Earnings per common share – basic (dollars)	0.51	0.66	(0.15)	(23)
Earnings per common share – diluted (dollars)	0.51	0.66	(0.15)	(23)
Cash flow from operating activities	434	535	(101)	(19)
Cash flow from operating activities per common share – basic (dollars)(1)	0.79	1.05	(0.26)	(25)
Adjusted cash flow from operating activities(1)	524	530	(6)	(1)
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	0.95	1.04	(0.09)	(9)
Capital expenditures	174	421	(247)	(59)
Adjusted EBITDA(1)	796	736	60	8
Total volume (mboe/d)(2)	3,451	3,436	15	—
Bridge Analysis of Earnings ($ millions)
Results Overview
During the third quarter of 2020, Pembina's highly contracted business again demonstrated its stability and resiliency. Earnings in the third quarter of 2020 were positively impacted by higher gross profit in Pipelines and Facilities, as the contribution from the assets acquired in the Kinder Acquisition offset weaker global energy demand resulting from the ongoing COVID-19 pandemic. Marketing & New Ventures was impacted by lower margins on crude oil and NGL sales during the quarter as a result of reduced crude activities due to the impact of COVID-19 on market conditions, in addition to lower frac spreads impacting NGL margins. General & administrative and other decreased due to lower incentive costs as a result of a decrease in Pembina's share price compared to the prior period.
3 Pembina Pipeline Corporation Third Quarter 2020

Changes in Results for the Three Months Ended September 30
Infrastructure and other services revenue	▲	$150 million increase in revenue due to revenue contributed by the Cochin Pipeline, Edmonton Terminals and Vancouver Wharves acquired in the Kinder Acquisition, partially offset by lower interruptible volumes in Pipelines and lower capital fees in Facilities, largely due to reduced energy demand as a result of the ongoing COVID-19 pandemic.
Product sales revenue	▼	$281 million decrease ($40 million decrease net of cost of goods sold), largely due to the impact of the COVID-19 pandemic on market conditions resulting in lower crude oil prices, combined with lower marketed NGL volumes, partially offset by higher propane and butane sales prices. Additionally, market conditions compressed margins and decreased crude activities, while lower frac spreads impacted NGL margins.
Cost of goods sold	▲	$229 million decrease, largely due to lower crude oil prices, combined with lower marketed NGL volumes, partially offset by higher AECO natural gas prices impacting NGL supply costs.
Operating expenses	▼	$27 million increase, largely due to higher labour costs, repairs and maintenance costs and property taxes driven by growth in Pembina's business following the Kinder Acquisition, partially offset by lower power costs due to a lower average power pool price during the third quarter of 2020.
Depreciation and amortization included in operations	▼	$49 million increase, primarily due to growth in Pembina's asset base following the Kinder Acquisition and additional assets being placed into service.
Share of profit from equity accounted investees	▼	$28 million decrease, largely due to lower NGL margins and a narrower AECO-Chicago natural gas price differential, resulting in a lower contribution from Aux Sable and lower interruptible volumes on the Alliance Pipeline.
Realized gain on commodity-related derivatives	●	Consistent with the prior period.
Unrealized loss (gain) on commodity-related derivatives	▼	$46 million negative variance, primarily due to the recovery in the forward price of propane and butane during the third quarter of 2020, combined with contracts maturing in the period.
General & administrative and other	▲	$10 million decrease, largely due to lower incentive costs following the decline in Pembina's share price.
Net finance costs	●
Consistent with the prior period. Higher interest expense associated with higher average debt levels and interest expense associated with leases largely offset gains on non-commodity-related derivative financial instruments and foreign exchange gains.

Current tax expense	●	Consistent with the prior period.
Deferred tax expense	●	Consistent with the prior period.
Earnings	▼	$52 million decrease, due to the factors noted above.
Cash flow from operating activities	▼	$101 million decrease, primarily driven by the $72 million increase in taxes paid, as corporate tax installments were deferred until the third quarter of 2020 due to the COIVD-19 pandemic, $53 million increase in net interest paid, $31 million decrease in distributions from equity accounted investees and $25 million change in non-cash working capital, partially offset by the increase in operating results after adjusting for non-cash items.
Adjusted cash flow from operating activities(1)	●	Consistent with prior period, as the same factors impacting cash flow from operating activities, discussed above, were largely offset by the change in taxes paid, net of the change in non-cash working capital.
Adjusted EBITDA(1)	▲	$60 million increase, largely due to the $105 million contribution from the Cochin Pipeline, Edmonton Terminals and Vancouver Wharves acquired in the Kinder Acquisition, partially offset by lower margins on crude oil and NGL sales in the marketing business as a result of lower crude oil prices and frac spreads during the third quarter of 2020, and lower contribution from Alliance due to lower interruptible volumes and Aux Sable due largely to lower NGL margins and a narrower AECO-Chicago natural gas price differential, which resulted in lower revenues. Included in adjusted EBITDA is $168 million (2019: $183 million) related to equity accounted investees.
Total volume (mboe/d)(2)	▲	15 mboe/d increase, due to the contribution from the Cochin Pipeline acquired in the Kinder Acquisition, combined with higher supply volumes at the Redwater Complex, Duvernay II going into service and higher temporary interruptible volumes on the Ruby Pipeline, partially offset by lower interruptible volumes in Pipelines due to lower crude oil and NGL demand and a narrower AECO-Chicago natural gas price differential. Revenue volumes include 310 mboe/d (2019: 316 mboe/d) related to equity accounted investees.

▲	Increase;	▼	Decrease; or	●	No impact;	to earnings, adjusted EBITDA, cash flow from operations, adjusted cash flow from operating activities or total volumes.
(1)    Refer to the "Non-GAAP Measures" section.
(2)    Total revenue volumes. See the "Abbreviations" section for definition. Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section for further information.
Pembina Pipeline Corporation Third Quarter 2020 4

Consolidated Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions, except where noted)	2020	2019	Change	% Change
Infrastructure and other services revenue	2,199	1,764	435	25
Product sales revenue	2,309	3,712	(1,403)	(38)
Revenue	4,508	5,476	(968)	(18)
Net revenue(1)	2,490	2,283	207	9
Gross profit	1,746	1,830	(84)	(5)
Earnings	885	1,347	(462)	(34)
Earnings per common share – basic (dollars)	1.39	2.45	(1.06)	(43)
Earnings per common share – diluted (dollars)	1.39	2.44	(1.05)	(43)
Cash flow from operating activities	1,486	1,804	(318)	(18)
Cash flow from operating activities per common share – basic (dollars)(1)	2.70	3.53	(0.83)	(24)
Adjusted cash flow from operating activities(1)	1,686	1,658	28	2
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	3.07	3.25	(0.18)	(6)
Capital expenditures	868	1,216	(348)	(29)
Adjusted EBITDA(1)	2,415	2,274	141	6
Total volume (mboe/d)(2)	3,462	3,408	54	2
Bridge Analysis of Earnings ($ millions)
Results Overview
Earnings for the nine months ended September 30, 2020 were positively impacted by higher gross profit in both Pipelines and Facilities primarily as a result of the additional assets acquired in the Kinder Acquisition. Offsetting the results from Pipelines and Facilities, Marketing & New Ventures was negatively impacted by lower margins on crude oil and NGL sales and lower marketed NGL volumes, combined with a lower contribution from Aux Sable as a result of lower NGL margins and a narrower AECO-Chicago natural gas price differential, partially offset by realized gains on commodity-related derivatives due to the lower pricing environment. Deferred taxes increased as the enactment of Alberta's Bill 3 in June 2019, which reduces the Alberta corporate income tax rate from 12 to 8 percent and resulting in a large deferred tax recovery during the second quarter of 2019. Net finance costs increased due to higher interest expense, driven by higher average debt levels, and foreign exchange losses on the repayment of U.S. dollar denominated debt. General & administrative and other decreased in the period due to the recognition of other income associated with the Canadian Emergency Wage Subsidy ("CEWS") and lower incentive costs.
5 Pembina Pipeline Corporation Third Quarter 2020

Changes in Results for the Nine Months Ended September 30
Infrastructure and other services revenue	▲	$435 million increase in revenue due to revenue contributed by the Cochin Pipeline, Edmonton Terminals and Vancouver Wharves acquired in the Kinder Acquisition, partially offset by lower interruptible volumes in Pipelines and lower capital fees in Facilities, largely due to reduced energy demand as a result of the ongoing COVID-19 pandemic.
Product sales revenue	▼	$1.4 billion decrease ($216 million decrease net of cost of goods sold), largely due to weaker global energy demand during 2020, as a result of the ongoing COVID-19 pandemic, resulting in decreased prices for crude oil and NGL, combined with lower marketed NGL volumes. Additionally, the impact of the COVID-19 pandemic on market conditions compressed margins and decreased crude activities, while lower frac spreads impacted NGL margins, combined with a $33 million arbitration award payment received during the first quarter of 2019.
Cost of goods sold	▲	$1.2 billion decrease, due to lower crude oil and NGL prices, combined with lower marketed NGL volumes.
Operating expenses	▼	$86 million increase, largely due to higher labour costs, repairs and maintenance costs and property tax, as a result of the larger asset base following the Kinder Acquisition, partially offset by lower power costs due to a lower average power pool price during 2020.
Depreciation and amortization included in operations	▼	$159 million increase, primarily due to growth in Pembina's asset base following the Kinder Acquisition and additional assets being placed into service.
Share of profit from equity accounted investees	▼	$73 million decrease, largely due to lower NGL margins and the narrower AECO-Chicago natural gas price differential, resulting in lower interruptible volumes on the Alliance Pipeline and lower contribution from Aux Sable.
Realized gain on commodity-related derivatives	▲	$35 million increase, due to lower market prices in the period creating a gain for crude and NGL-based derivatives settled during 2020.
Unrealized loss (gain) on commodity-related derivatives	●	Consistent with the prior period.
General & administrative and other	▲	$47 million decrease, largely due to lower incentive costs, driven by the decline in global equity markets which impacted Pembina's share price, combined with other income associated with the CEWS, which were partially offset by project write-downs and acquisition related costs.
Net finance costs	▼
$130 million increase, primarily driven by additional interest expense associated with higher average debt levels, combined with an increase in foreign exchange losses on the repayment of U.S. dollar denominated debt and increased interest expense related to leases.

Current tax expense	▼
$17 million increase, as taxable income generated from the assets acquired in the Kinder Acquisition and the tax impact of the CEWS was partially offset by decreased taxable income from other Pembina entities.

Deferred tax recovery	▼
$278 million increase, largely due to the enactment of Alberta's Bill 3 in June of 2019, which reduces the Alberta corporate tax rate from 12 to 8 percent and resulting in a large deferred tax recovery, partially offset by the utilization of non-capital losses in 2019.

Earnings	▼	$462 million decrease, due to the factors noted above.
Cash flow from operating activities	▼	$318 million decrease, primarily driven by the $175 million change in non-cash working capital, $173 million increase in taxes paid, as Pembina made the final payment of 2019 taxes and first installments of 2020, $102 million decrease in distributions from equity accounted investees and $92 million increase in net interest paid, partially offset by the increase in operating results after adjusting for non-cash items and $48 million increase in payments that were received and deferred.
Adjusted cash flow from operating activities(1)	▲	$28 million increase, largely due to the same factors impacting cash flow from operating activities, discussed above, net of the change in non-cash working capital, increase in taxes paid and $43 million lower accrued share-based payments, partially offset by the $21 million increase in preferred share dividends following the Kinder Acquisition.
Adjusted EBITDA(1)	▲	$141 million increase, due to the $312 million contribution from the Cochin Pipeline, Edmonton Terminals and Vancouver Wharves acquired in the Kinder Acquisition, combined with the realized gain on commodity related derivatives and lower general & administrative and other expenses, discussed above, partially offset by lower margins on crude oil and NGL sales in the marketing business as a result of lower demand for crude oil and NGL during 2020, as a result of the COVID-19 pandemic, and lower contribution from Aux Sable due to lower NGL margins and Alliance due to the narrower AECO-Chicago natural gas price differential. Included in adjusted EBITDA is $509 million (2019: $603 million) related to equity accounted investees.
Total volume (mboe/d)(2)	▲	54 mboe/d increase, due to the contributions from the Cochin Pipeline acquired in the Kinder Acquisition, combined with higher temporary interruptible volumes on Ruby and Duvernay II going into service, partially offset by lower interruptible volumes in Pipelines, due to lower demand for crude oil and NGL and a narrower AECO-Chicago natural gas price differential. Revenue volumes include 312 mboe/d (2019: 320 mboe/d) related to equity accounted investees.

▲	Increase;	▼	Decrease; or	●	No impact;	to earnings, adjusted EBITDA, cash flow from operations, adjusted cash flow from operating activities or total volumes.
(1)    Refer to the "Non-GAAP Measures" section.
(2)    Total revenue volumes. See the "Abbreviations" section for definition. Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section for further information.
Pembina Pipeline Corporation Third Quarter 2020 6

3. SEGMENT RESULTS
Business Overview
The Pipelines Division provides customers with pipeline transportation, terminalling, storage and rail services in key market hubs in Canada and the United States for crude oil, condensate, natural gas liquids and natural gas. The division includes pipeline transportation capacity of approximately 3.1 mmboe/d(1) and above ground storage of approximately 11 mmbbls(1) within its conventional, oil sands and heavy oil, and transmission assets. The conventional assets include strategically located pipelines and terminalling hubs that gather and transport light and medium crudes, condensate and natural gas liquids from western Alberta and northeast British Columbia to the Edmonton, Alberta area for further processing or transportation on downstream pipelines. The oil sands and heavy oil assets transport heavy and synthetic oil produced within Alberta to the Edmonton area and offer associated storage, terminalling and rail services. The transmission assets transport natural gas, ethane and condensate throughout Canada and the United States on long haul pipelines linking various key market hubs. In addition, the Pipelines Division assets provide linkages between Pembina's upstream and downstream assets across North America, enabling integrated customer service offerings. Together, these assets supply product from hydrocarbon producing regions to refineries, fractionators and market hubs in Alberta, British Columbia, Illinois and California, as well as other regions throughout North America.
The Facilities Division includes infrastructure that provides Pembina's customers with natural gas, condensate and NGL services. Pembina's natural gas gathering and processing assets are strategically positioned in active, liquids-rich areas of the WCSB and Williston Basin and are integrated with the Company's other businesses. Pembina provides sweet and sour gas gathering, compression, condensate stabilization, and both shallow cut and deep cut gas processing services with a total capacity of approximately 6 bcf/d(2) for its customers. Virtually all of the condensate and NGL extracted through Canadian-based facilities are transported by Pembina's Pipelines Division. In addition, all NGL transported along the Alliance Pipeline are extracted through the Pembina operated Channahon Facility at the terminus. The Facilities Division includes approximately 326 mbpd(2) of NGL fractionation, 21 mmbbls(1) of cavern storage and associated pipeline and rail terminalling facilities and the Company is currently constructing a liquefied propane export facility on Canada's West Coast. These facilities are fully integrated with the Company's other divisions, providing customers with the ability to access a comprehensive suite of services to enhance the value of their hydrocarbons.
The Marketing & New Ventures Division strives to maximize the value of hydrocarbon liquids and natural gas originating in the basins where the Company operates. Pembina seeks to create new markets, and further enhance existing markets, to support both the Company's and its customers' overall business interests. In particular, Pembina seeks to identify opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure. Pembina strives to increase producer netbacks and product demand to improve the overall competitiveness of the basins where the Company operates. Within the Marketing & New Ventures Division, Pembina undertakes value-added commodity marketing activities including buying and selling products (natural gas, ethane, propane, butane, condensate and crude oil), commodity arbitrage, and optimizing storage opportunities. The marketing business enters into contracts for capacity on both Pembina's and third-party infrastructure, handles proprietary and customer volumes and aggregates production for onward sale. The Marketing & New Ventures Division includes an integrated PDH/PP Facility being developed by Pembina's joint venture, CKPC and the proposed Jordan Cove LNG project.
(1)Net capacity; excludes projects under development.
(2)Net capacity. Includes Aux Sable capacity. The financial and operational results for Aux Sable are included in the Marketing & New Ventures Division; excludes projects under development.
7 Pembina Pipeline Corporation Third Quarter 2020

Financial and Operational Overview by Division

	3 Months Ended September 30						9 Months Ended September 30
	2020			2019			2020			2019
($ millions, except where noted)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)
Pipelines	2,580	378	541	2,570	331	458	2,588	1,150	1,631	2,532	1,031	1,387
Facilities	871	180	251	866	161	233	874	517	757	876	486	701
Marketing & New Ventures(3)	—	5	34	—	120	83	—	77	118	—	313	301
Corporate	—	—	(30)	—	1	(38)	—	2	(91)	—	—	(115)
Total	3,451	563	796	3,436	613	736	3,462	1,746	2,415	3,408	1,830	2,274
(1)    Volumes for Pipelines and Facilities are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(2)    Refer to the "Non-GAAP Measures" section.
(3)    Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section for further information.
Pembina Pipeline Corporation Third Quarter 2020 8

Pipelines
Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions, except where noted)	2020	2019	Change	% Change
Conventional revenue(1)	323	327	(4)	(1)
Transmission revenue(1)	120	50	70	140
Oil Sands revenue(1)	114	64	50	78
Pipelines revenue(1)	557	441	116	26
Operating expenses(1)	129	109	20	18
Share of profit from equity accounted investees	55	63	(8)	(13)
Depreciation and amortization included in operations	105	64	41	64
Gross profit	378	331	47	14
Adjusted EBITDA(2)	541	458	83	18
Volumes (mboe/d)(3)	2,580	2,570	10	—
Distributions from equity accounted investees	84	99	(15)	(15)

Change in Results
Conventional revenue(1)	●	Consistent with the prior period. Reduced global energy demand due to the ongoing COVID-19 pandemic resulted in lower interruptible volumes on the Peace Pipeline system and the Drayton Valley Pipeline, largely offset by Phase VI coming into service during June 2020 and additional revenue on the NEBC Pipeline system.
Transmission revenue(1)	▲	Increase largely due to the contribution from the Cochin Pipeline following the Kinder Acquisition, partially offset by lower interruptible volumes on the Vantage System, due to current market conditions.
Oil Sands revenue(1)	▲	Increase primarily due to the contribution from the Edmonton Terminals following the Kinder Acquisition.
Operating expenses(1)	▼	Increase primarily due to the additional operating expenses associated with the Cochin Pipeline and Edmonton Terminals following the Kinder Acquisition.
Share of profit from equity accounted investees	▼	Decrease largely due to lower interruptible volumes on the Alliance Pipeline, driven by a narrower AECO-Chicago natural gas price differential.
Depreciation and amortization included in operations	▼	Increase in depreciation due to the larger asset base as a result of the addition of the assets acquired in the Kinder Acquisition.
Distributions from equity accounted investees	▼
$53 million (2019: $68 million) from Alliance and $31 million (2019: $31 million) from Ruby. The decrease in distributions from Alliance is largely due to the same factors impacting share of profit from equity accounted investees noted above.

Volumes (mboe/d)(3)	▲
Increase primarily due to the contribution from the Cochin Pipeline following the Kinder Acquisition, combined with higher temporary interruptible volumes on Ruby, partially offset by lower throughput on Alberta Ethane Gathering System and lower interruptible volumes discussed above. Revenue volumes include 126 mboe/d (2019: 141 mboe/d) related to Alliance and 108 mboe/d (2019: 89 mboe/d) related to Ruby.

Adjusted EBITDA(2)	▲
Increase due to higher revenue associated with the Cochin Pipeline and Edmonton Terminals following the Kinder Acquisition, partially offset by increased operating expenses associated with the larger asset base and a lower contribution from Alliance due to the narrower AECO-Chicago natural gas price differential. Included in adjusted EBITDA is $66 million (2019: $78 million) related to Alliance and $47 million (2019: $48 million) related to Ruby.

Bridge Analysis of Adjusted EBITDA(2) ($ millions)
(1)    Includes inter-division transactions. See Note 12 of the Interim Financial Statements.
(2)    Refer to the "Non-GAAP Measures" section.
(3)    Revenue volumes. See the "Abbreviations" section for definition.
9 Pembina Pipeline Corporation Third Quarter 2020

Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions, except where noted)	2020	2019	Change	% Change
Conventional revenue(1)	951	960	(9)	(1)
Transmission revenue(1)	342	129	213	165
Oil Sands revenue(1)	355	211	144	68
Total revenue(1)	1,648	1,300	348	27
Operating expenses(1)	362	299	63	21
Share of profit from equity accounted investees	170	209	(39)	(19)
Depreciation and amortization included in operations	306	179	127	71
Gross profit	1,150	1,031	119	12
Adjusted EBITDA(2)	1,631	1,387	244	18
Volumes (mboe/d)(3)	2,588	2,532	56	2
Distributions from equity accounted investees	259	310	(51)	(16)

Change in Results
Conventional revenue(1)	●	Consistent with the prior period. Lower interruptible revenue volumes on the Drayton Valley Pipeline due to the ongoing COVID-19 pandemic which has reduced global energy demand, largely offset by Phase VI coming into service during June 2020 and additional revenue on the NEBC Pipeline System.
Transmission revenue(1)	▲	Increase largely due to the contribution from the Cochin Pipeline and higher operating expense recoveries on the Alberta Ethane Gathering System.
Oil Sands revenue(1)	▲	Increase primarily due to contribution from the Edmonton Terminals following the Kinder Acquisition, partially offset by the recognition of $22 million in deferred variable revenue in the second quarter of 2019.
Operating expenses(1)	▼	Increase primarily due to the additional operating expenses associated with the Cochin Pipeline and Edmonton Terminals following the Kinder Acquisition, partially offset by lower repairs and maintenance costs for the conventional assets and decreased power costs due to a lower average power pool price during 2020.
Share of profit from equity accounted investees	▼	Decrease largely due to lower interruptible volumes on the Alliance Pipeline, driven by a narrower AECO-Chicago natural gas price differential.
Depreciation and amortization included in operations	▼	Increase in depreciation due to the larger asset base, primarily as a result of the assets acquired in the Kinder Acquisition.
Distributions from equity accounted investees	▼	$166 million (2019: $218 million) from Alliance and $93 million (2019: $91 million) from Ruby. The decrease in distributions from Alliance was largely due to the same factors impacting share of profit from equity accounted investees noted above.
Volumes (mboe/d)(3)	▲	Increase primarily due to the contribution from the Cochin Pipeline following the Kinder Acquisition, combined with higher temporary interruptible volumes on Ruby, partially offset by lower interruptible volumes on the Drayton Valley Pipeline and the Alliance Pipeline, discussed above. Revenue volumes include 127 mboe/d (2019: 144 mboe/d) related to Alliance and 104 mboe/d (2019: 89 mboe/d) related to Ruby.
Adjusted EBITDA(2)	▲	Increase due to higher revenue associated with the Cochin Pipeline and Edmonton Terminals following the Kinder Acquisition, partially offset by increased operating expenses associated with the larger asset base and a lower contribution from Alliance, due to the narrower AECO-Chicago natural gas price differential. Included in adjusted EBITDA is $207 million (2019: $252 million) related to Alliance and $143 million (2019: $150 million) related to Ruby.

Bridge Analysis of Adjusted EBITDA(2) ($ millions)
(1)    Includes inter-division transactions. See Note 12 of the Interim Financial Statements.
(2)    Refer to the "Non-GAAP Measures" section.
(3)    Revenue volumes. See the "Abbreviations" section for definition.
Pembina Pipeline Corporation Third Quarter 2020 10

Operational Overview

	3 Months Ended September 30						9 Months Ended September 30
	2020			2019			2020			2019
($ millions, except where noted)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)
Pipelines
Conventional	863	210	253	908	208	248	866	632	760	894	633	740
Transmission	661	120	210	594	94	168	666	351	623	572	288	511
Oil Sands	1,056	48	78	1,068	29	42	1,056	167	248	1,066	110	136
Total	2,580	378	541	2,570	331	458	2,588	1,150	1,631	2,532	1,031	1,387
(1)    Revenue volumes in mboe/d. See the "Abbreviations" section for definition.
(2)     Refer to the "Non-GAAP Measures" section.
Projects & New Developments(1)
Pipelines continues to focus on the execution of various system expansions. The projects in the following table were recently placed into service and impact Pipelines results.

Significant Projects	In-service Date
Phase VI Peace Pipeline Expansion	June 2020
Wapiti Condensate Lateral	March 2020
NEBC Montney Infrastructure	February 2020
The following outlines the projects and new developments within Pipelines:
As previously announced, in response to the COVID-19 pandemic, the resulting economic slowdown and decreased demand for crude oil and NGL, Pembina made the decision to defer some of its previously announced expansion projects:

Phase VII Peace Pipeline Expansion	Status: Deferred
This expansion is expected to add approximately 240 mbpd of incremental capacity upstream of Fox Creek, accessing capacity available on the pipelines downstream of Fox Creek. Included in the expansion is a 20-inch, approximately 220-kilometer pipeline in the La Glace-Valleyview-Fox Creek corridor, as well as six new pump stations or terminal upgrades, between La Glace and Edmonton, Alberta. While deferred, the Company continues to advance engineering work and optimize scope to meet customers' needs.
The carrying value of the project at September 30, 2020 was $300 million.

Phase VIII Peace Pipeline Expansion	Status: Deferred
This expansion will include 10-inch and 16-inch pipelines in the Gordondale to La Glace corridor as well as six new pump stations or terminal upgrades located between Gordondale and Fox Creek.
The carrying value of the project at September 30, 2020 was $37 million.

Phase IX Peace Pipeline Expansion	Status: Deferred
This expansion will include 6-inch and 16-inch pipelines debottlenecking the corridor north of Gordondale as well as upgrades at one pump station. In addition, this expansion will see existing pipelines, which are currently batching, converted to single product lines.
The carrying value of the project at September 30, 2020 was $3 million.
(1)    For further details on Pembina's significant assets, including definitions, refer to Pembina's AIF for the year ended December 31, 2019 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
11 Pembina Pipeline Corporation Third Quarter 2020

Facilities
Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions, except where noted)	2020	2019	Change	% Change
Gas Services net revenue(1)(2)	145	151	(6)	(4)
NGL Services net revenue(1)(2)	163	137	26	19
Facilities net revenue(1)(2)	308	288	20	7
Operating expenses(1)	99	97	2	2
Share of profit from equity accounted investees	11	12	(1)	(8)
Unrealized loss on commodity-related derivative financial instruments	(11)	—	(11)	100
Depreciation and amortization included in operations	51	42	9	21
Gross profit	180	161	19	12
Adjusted EBITDA(2)	251	233	18	8
Volumes (mboe/d)(3)	871	866	5	1
Distributions from equity accounted investees	25	24	1	4

Changes in Results
Gas Services net revenue(1)(2)	●	Consistent with the prior period. Increased revenue associated with Duvernay II being placed into service, combined with increased processing days at Kakwa River due to a turnaround in the third quarter of 2019, offset lower revenues at the Resthaven facility and the Cutbank Complex due to lower capital fees and lower volumes at the Younger facility due to a regularly scheduled turnaround during September 2020.
NGL Services net revenue(1)(2)	▲	Increase primarily due to revenues from the Vancouver Wharves following the Kinder Acquisition.
Operating expenses(1)	●	Consistent with prior period. Increased operating expenses associated with the Vancouver Wharves, following the Kinder Acquisition, combined with Duvernay II and the Duvernay Sour Treatment Facilities going into service, largely offset by savings at Younger following the scheduled maintenance event and lower power costs due to a lower average power pool price during the third quarter of 2020.
Share of profit from equity accounted investees	●	Consistent with the prior period.
Depreciation and amortization included in operations	▼	Increase in depreciation due to the larger asset base as a result of the assets acquired in the Kinder Acquisition, combined with Duvernay II and Duvernay Sour Treatment Facilities going into service.
Distributions from equity accounted investees	●	$23 million (2019: $23 million) from Veresen Midstream and $2 million (2019: $1 million) from Fort Corp.
Volumes (mboe/d)(3)	●	Consistent with the prior period. Higher supply volumes at the Redwater Complex and revenue volumes associated with Duvernay II, largely offset lower volumes at the Younger facility, discussed above. Revenue volumes include 76 mboe/d (2019: 86 mboe/d) related to Veresen Midstream.
Adjusted EBITDA(2)	▲
Increase primarily due to the contribution from the Vancouver Wharves following the Kinder Acquisition and Duvernay II being placed into service, combined with increased revenue at Kakwa River, partially offset by lower revenue at the Resthaven facility and Cutbank Complex and lower volumes at the Younger facility, discussed above. Included in adjusted EBITDA is $41 million (2019: $41 million) related to Veresen Midstream.

Bridge Analysis of Adjusted EBITDA(2) ($ millions)
(1)    Includes inter-division transactions. See Note 12 of the Interim Financial Statements.
(2)    Refer to the "Non-GAAP Measures" section.
(3)    Revenue volumes. See the "Abbreviations" section for definition.
Pembina Pipeline Corporation Third Quarter 2020 12

Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions, except where noted)	2020	2019	Change	% Change
Gas Services net revenue(1)(2)	424	436	(12)	(3)
NGL Services net revenue(1)(2)	474	396	78	20
Facilities net revenue(1)(2)	898	832	66	8
Operating expenses(1)	281	264	17	6
Share of profit from equity accounted investees	41	36	5	14
Unrealized gain on commodity-related derivative financial instruments	(14)	—	(14)	100
Depreciation and amortization included in operations	155	118	37	31
Gross profit	517	486	31	6
Adjusted EBITDA(2)	757	701	56	8
Volumes (mboe/d)(3)	874	876	(2)	—
Distributions from equity accounted investees	76	80	(4)	(5)

Changes in Results
Gas Services net revenue(1)(2)	▼	Decrease largely due to lower capital fees at the Resthaven facility and the Cutbank Complex, combined with lower volumes at the Younger facility, due to a regularly scheduled turnaround during September 2020, partially offset by revenue associated with Duvernay II being placed into service and increased processing days at Kakwa River due to a turnaround in the third quarter of 2019.
NGL Services net revenue(1)(2)	▲	Increase primarily due to additional revenues from the Vancouver Wharves following the Kinder Acquisition, combined with the Redwater Co-generation facility going into service in March 2019.
Operating expenses(1)	▼	Increase largely due to the addition of the Vancouver Wharves following the Kinder Acquisition, combined with Duvernay II and the Duvernay Sour Treatment Facilities going into service, partially offset by lower power costs at various facilities due to a lower average power pool price during 2020 and lower repairs and maintenance costs.
Share of profit from equity accounted investees	▲	Increase largely due to a one-time revenue adjustment of $5 million recognized in the third quarter of 2019 related to Veresen Midstream's Dawson facilities.
Depreciation and amortization included in operations	▼	Increase in depreciation due to the larger asset base as a result of the addition of the assets acquired in the Kinder Acquisition and Duvernay II and the Duvernay Sour Treatment Facilities going into service.
Distributions from equity accounted investees	●	$72 million (2019: $76 million) from Veresen Midstream and $4 million (2019: $4 million) from Fort Corp.
Volumes (mboe/d)(3)	●
Consistent with the prior period. Lower revenue volumes at the Younger facility due to a regularly scheduled turnaround and increased competition from a competitor pipeline, combined with lower revenue volumes at Veresen Midstream as a result of low commodity prices, were largely offset by revenue volumes associated with Duvernay II being placed into service, combined with higher supply volumes at the Redwater Complex. Revenue volumes include 81 mboe/d (2019: 88 mboe/d) related to Veresen Midstream.

Adjusted EBITDA(2)	▲
Increase primarily due to additional contribution from the Vancouver Wharves and the Redwater Co-generation facility, combined with lower general & administrative expense, as a result of lower long-term incentive costs, partially offset by lower capital fees in Gas Services. Included in adjusted EBITDA is $132 million (2019: $134 million) related to Veresen Midstream.

Bridge Analysis of Adjusted EBITDA(2) ($ millions)
(1)    Includes inter-division transactions. See Note 12 of the Interim Financial Statements.
(2)    Refer to the "Non-GAAP Measures" section.
(3)    Revenue volumes. See the "Abbreviations" section for definition.
13 Pembina Pipeline Corporation Third Quarter 2020

Operational Overview

	3 Months Ended September 30						9 Months Ended September 30
	2020			2019			2020			2019
($ millions, except where noted)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)
Facilities
Gas Services	657	94	138	672	83	133	664	267	420	674	247	405
NGL Services	214	86	113	194	78	100	210	250	337	202	239	296
Total	871	180	251	866	161	233	874	517	757	876	486	701
(1)    Revenue volumes in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. See the "Abbreviations" section for definition.
(2)    Refer to the "Non-GAAP Measures" section.
Projects & New Developments(1)
Facilities continues to build-out its natural gas and NGL processing and fractionation assets to service customer demand. The projects in the following table were recently placed into service and impact Facilities results.

Significant Projects	In-service Date
Duvernay Sour Treatment Facilities	March 2020
Duvernay II	November 2019
Redwater Co-generation Facility	March 2019
Burstall Ethane Storage	January 2019
Subsequent to the quarter, Pembina completed the startup of new fractionation and terminalling facilities at the Empress NGL Extraction Facility. This project was placed into service on time and on budget. These new assets add approximately 30 mbpd of propane-plus fractionation capacity and enable Pembina to optimize propane marketing from the facility between eastern and western markets.
The following outlines the projects and new developments within Facilities:

Duvernay III
Capital Budget: $200 million	In-service Date: Fourth quarter of 2020	Status: On time, trending under budget
Duvernay III is the second tranche of infrastructure development under the 20-year infrastructure development and service agreement with Chevron Canada Limited and Kuwait Foreign Petroleum Exploration Company. This development includes a 100 MMcf/d sweet gas, shallow cut processing train, 20 mbpd of inlet condensate stabilization and other associated infrastructure. Construction is substantially complete and commissioning work is currently progressing as planned.

Prince Rupert Terminal
Capital Budget: $250 million	In-service Date(2): First quarter of 2021	Status: Delayed, trending over budget
The Prince Rupert Terminal is located on Watson Island, British Columbia and is expected to have a permitted capacity of approximately 25 mbpd of propane. The propane supply will be sourced primarily from the Company's Redwater Complex. All site construction activities have restarted since being temporarily halted during March, April and May as a result of the COVID-19 pandemic. Facility piping, on-site sphere construction, marine and electrical work continue to progress to completion.

Hythe Developments
Capital Budget(3): $240 million	In-service Date: Late 2020	Status: On time, trending on budget
Pembina and its 45 percent owned joint venture, Veresen Midstream, will construct natural gas gathering and processing infrastructure in the Pipestone Montney region. The infrastructure consists of an expansion of up to 125 MMcf/d (56 MMcf/d net to Pembina) of sour gas processing at Veresen Midstream's existing Hythe Facility and a new, approximately 65 km, 12-inch sour gas pipeline, to be owned by Veresen Midstream and constructed by Pembina. In addition, Veresen Midstream will fund and own a compressor station, built and operated by NuVista Energy Ltd. Pembina will own and construct various other laterals. Construction is substantially complete.

Pembina Pipeline Corporation Third Quarter 2020 14

As previously announced, in response to the COVID-19 pandemic, the resulting economic slowdown and decreased demand for crude oil and NGL, Pembina made the decision to defer some of its previously announced expansion projects:

Prince Rupert Terminal Expansion	Status: Deferred
The Prince Rupert Terminal Expansion will increase propane export capacity to approximately 40 mbpd.
The carrying value of the project at September 30, 2020 was $8 million.

Empress Co-generation Facility	Status: Deferred
This project will enable Pembina to be more efficient with its production, utilize heat recovery and provide a second source of power through the installation of a co-generation unit at the Empress NGL Extraction Facility.
The carrying value of the project at September 30, 2020 was $12 million.
(1)    For further details on Pembina's significant assets, including definitions, refer to Pembina's AIF filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
(2)    Subject to environmental and regulatory approvals. See the "Forward-Looking Statements & Information" section.
(3)    Net to Pembina.
15 Pembina Pipeline Corporation Third Quarter 2020

Marketing & New Ventures
Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions, except where noted)	2020	2019	Change	% Change
Marketing revenue(1)	825	1,106	(281)	(25)
Cost of goods sold(1)	793	1,034	(241)	(23)
Net revenue(1)(2)	32	72	(40)	(56)
Share of (loss) profit from equity accounted investees	(5)	14	(19)	(136)
Realized gain on commodity-related derivative financial instruments	(7)	(5)	2	(40)
Unrealized loss (gain) on commodity-related derivative financial instruments	17	(40)	(57)	143
Depreciation and amortization included in operations	12	11	1	9
Gross profit	5	120	(115)	(96)
Adjusted EBITDA(2)	34	83	(49)	(59)
Volumes (mboe/d)(3)	169	176	(7)	(4)
Distributions from equity accounted investees	2	19	(17)	(89)

Change in Results
Net revenue(1)(2)	▼	Decrease largely due to the impact of COVID-19 pandemic on market conditions resulting in lower crude oil prices, compressed margins and decreased crude activities, combined with lower marketed NGL volumes and lower frac spreads which impacted NGL margins.
Share of (loss) profit from equity accounted investees	▼	Decrease largely due to lower revenues at Aux Sable as a result of lower NGL margins and a narrower AECO-Chicago natural gas price differential.
Realized gain on commodity-related derivatives	●	Consistent with the prior period.
Unrealized loss (gain) on commodity-related derivatives	▼	Unrealized loss on commodity-related derivatives primarily due to the recovery in the forward price of propane and butane during the third quarter of 2020, combined with contracts maturing in the period.
Depreciation and amortization included in operations	●	Consistent with the prior period.
Distributions from equity accounted investees	▼	Decrease due to the lower revenues at Aux Sable as a result of lower NGL margins and a narrower AECO-Chicago natural gas price differential.
Volumes (mboe/d)(3)	▼
Marketed NGL volumes decreased as Pembina proactively increased storage positions with the intention to monetize them during the upcoming winter season, partially offset by increased volumes at Aux Sable. Revenue volumes includes 37 mboe/d (2019: 33 mboe/d) related to Aux Sable.

Adjusted EBITDA(2)	▼
Decrease largely due to lower margins on crude oil and NGL sales as a result of the lower crude oil differentials and frac spreads during the third quarter of 2020, combined with a lower contribution from Aux Sable, due to lower NGL margins and the narrower AECO-Chicago natural gas price differential, which resulted in lower revenues. Included in adjusted EBITDA is $1 million (2019: $15 million) related to Aux Sable.

Bridge Analysis of Adjusted EBITDA(2) ($ millions)
(1)    Includes inter-division transactions. See Note 12 of the Interim Financial Statements.
(2)    Refer to the "Non-GAAP Measures" section.
(3)    Marketed NGL volumes. See the "Abbreviations" section for definition.
Pembina Pipeline Corporation Third Quarter 2020 16

Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions, except where noted)	2020	2019	Change	% Change
Marketing revenue(1)	2,309	3,712	(1,403)	(38)
Cost of goods sold(1)	2,241	3,428	(1,187)	(35)
Net revenue(1)(2)	68	284	(216)	(76)
Share of (loss) profit from equity accounted investees	(2)	37	(39)	(105)
Realized gain on commodity-related derivative financial instruments	(60)	(25)	35	(140)
Unrealized loss (gain) on commodity-related derivative financial instruments	12	(10)	(22)	220
Depreciation and amortization included in operations	37	43	(6)	(14)
Gross profit	77	313	(236)	(75)
Adjusted EBITDA(2)	118	301	(183)	(61)
Volumes (mboe/d)(3)	173	189	(16)	(8)
Distributions from equity accounted investees	15	62	(47)	(76)

Change in Results
Net revenue(1)(2)	▼	Decrease largely due to lower crude oil and NGL prices and lower marketed NGL volumes, primarily as a result of the COVID-19 pandemic and the resulting decrease in global energy demand. Market conditions also compressed margins and decreased crude activities, while lower frac spreads impacted NGL margins, combined with a $33 million arbitration award payment received during the first quarter of 2019.
Share of (loss) profit from equity accounted investees	▼	Decrease largely due to lower revenues at Aux Sable as a result of lower NGL margins and a narrower AECO-Chicago natural gas price differential, partially offset by lower operating and general and administrative expenses.
Realized gain on commodity-related derivatives	▲	Increase due to lower market prices creating a gain for crude and NGL-based derivatives settled during the period.
Unrealized loss (gain) on commodity-related derivatives	▼	Unrealized loss primarily due to contracts maturing during the period, combined with additional contacts added, partially offset by an increase in the forward price of natural gas.
Depreciation and amortization included in operations	●	Consistent with the prior period.
Distributions from equity accounted investees	▼	Decrease largely due to the lower margins at Aux Sable, discussed in share of profit from equity accounted investees above.
Volumes (mboe/d)(3)	▼
Marketed NGL volumes decreased due to reduced demand for propane and butane as a result of the on-going COVID-19 pandemic, combined with increased NGL storage positions, built up during the second and third quarters, to be monetized during the upcoming winter season, partially offset by higher ethane volumes at Aux Sable. Revenue volumes includes 37 mboe/d (2019: 33 mboe/d) related to Aux Sable.

Adjusted EBITDA(2)	▼
Decrease largely due to lower margins on crude oil and NGL sales as a result of lower crude oil prices and frac spreads during 2020, combined with a lower contribution from Aux Sable due to lower NGL margins and the narrower AECO-Chicago natural gas price differential, partially offset by higher realized gain on commodity-related derivative financial instruments. Included in adjusted EBITDA is $14 million (2019: $56 million) related to Aux Sable.

Bridge Analysis of Adjusted EBITDA(2)(4) ($ millions)
(1)    Includes inter-division transactions. See Note 12 of the Interim Financial Statements.
(2)    Refer to the "Non-GAAP Measures" section.
(3)    Marketed NGL volumes. See the "Abbreviations" section for definition.
(4)    Marketing revenue excludes the positive arbitration award payment of $33 million.
17 Pembina Pipeline Corporation Third Quarter 2020

Operational Overview

	3 Months Ended September 30						9 Months Ended September 30
	2020			2019			2020			2019
($ millions, except where noted)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)
Marketing & New Ventures
Marketing	169	3	36	176	118	84	173	74	127	189	311	311
New Ventures(3)	—	2	(2)	—	2	(1)	—	3	(9)	—	2	(10)
Total	169	5	34	176	120	83	173	77	118	189	313	301
(1)    Marketed NGL volumes in mboe/d. See the "Abbreviations" section for definition.
(2)    Refer to the "Non-GAAP Measures" section.
(3)    All New Ventures projects have not yet commenced operations and therefore have no volumes.
Projects & New Developments(1)
The following outlines the projects and new developments within Marketing & New Ventures:

Jordan Cove LNG Project (proposed)
The proposed Jordan Cove LNG project ("Jordan Cove") is a world-scale LNG export facility, which would transport North American natural gas to world markets. The project is made up of two parts: the LNG terminal, with a planned design capacity of 7.8 million tonnes per annum, and the Pacific Connector Gas Pipeline which would transport natural gas from Malin, Oregon to an LNG terminal in Coos County, Oregon.

Pembina has received a certificate of approval from the U.S. Federal Energy Regulatory Commission for Jordan Cove.
On July 6, 2020, the United States Department of Energy announced an issuance order authorizing Jordan Cove to export liquefied natural gas from the proposed export terminal in Coos Bay, Oregon. The issuance order by the Department of Energy marked another important step forward for Jordan Cove.
The Company remains focused on completing the regulatory process, receiving the remaining permits required to proceed and enabling the commercial viability of the project. The timing and ultimate approval of this project is uncertain and dependent upon receipt of these remaining approvals.
In conjunction with a final investment decision, the Company intends to seek partners for both the Pacific Connector Gas Pipeline and LNG Terminal thereby reducing its 100 percent ownership interest to a net ownership interest of between 40 and 60 percent with the intention to reduce the capital, operating and other project risks.

The carrying value of the project at September 30, 2020 was $371 million, including capitalized borrowing costs of $20 million.
As previously announced, in response to the COVID-19 pandemic, the resulting economic slowdown and decreased demand for crude oil and NGL, Pembina made the decision to defer its investment in its integrated PDH/PP project being developed through its joint venture entity CKPC.

PDH/PP Facility	Status: Deferred
The PDH/PP Facility will be located adjacent to Pembina's Redwater fractionation complex and will convert approximately 23,000 bpd of locally supplied propane into polypropylene, a high value recyclable polymer used in a wide range of finished products including but not limited to automobiles, medical devices, food packaging and home electronic appliances, among others.
The carrying value of investment in CKPC at September 30, 2020 was $326 million.
(1)    For further details on Pembina's significant assets, including definitions, refer to Pembina's AIF for the year ended December 31, 2019 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
Pembina Pipeline Corporation Third Quarter 2020 18

4. LIQUIDITY & CAPITAL RESOURCES
Available Sources of Liquidity

($ millions)	September 30, 2020	December 31, 2019
Working capital(1)(4)	(370)	(468)
Variable rate debt(2)(3)
Bank debt	1,644	2,100
Variable rate debt swapped to fixed	(333)	—
Total variable rate debt outstanding (weighted average interest rate of 1.6% (2019: 3.3%))	1,311	2,100
Fixed rate debt(2)
Senior unsecured notes	—	273
Senior unsecured medium-term notes	9,300	7,800
Variable debt swapped to fixed	333	—
Total fixed rate debt outstanding (weighted average interest rate of 3.9% (2019: 4.0%))	9,633	8,073
Total debt outstanding	10,944	10,173
Cash and unutilized debt facilities	2,539	1,040
(1)    As at September 30, 2020, working capital included $250 million (December 31, 2019: $74 million) associated with the current portion of loans and borrowings.
(2)    Face value.
(3)    No U.S. dollar variable rate debt outstanding at September 30, 2020 (December 31, 2019: U.S. $454 million).
(4)    The December 31, 2019 balance has been recast. See Note 3 to the Interim Financial Statements.
Pembina currently anticipates its cash flow from operating activities, the majority of which is derived from fee-based contracts, will be more than sufficient to meet its short-term and long-term operating obligations, capital investment requirements and to fund its dividends. Pembina expects to source funds required for capital projects and contributions to investments in equity accounted investees from cash, its credit facilities and by accessing the capital markets, as required. Based on its successful access to financing in the capital markets over the past several years, Pembina expects to continue to have access to additional funds as required. However, depending on the duration and severity of the COVID-19 pandemic, the resulting slowdown of the global economy and the decrease in demand for crude oil and NGL, Pembina's ability to access financing in the capital markets could be adversely impacted. Refer to "Risk Factors – Ongoing Impact of COVID-19 Pandemic" below and "Risk Factors – General Risk Factors – Additional Financing and Capital Resources" in Pembina's MD&A and Note 24 to the Consolidated Financial Statements for more information. Management continues to monitor the situation and remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.
Management may adjust Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate debt terms, repay existing debt, seek new borrowings, issue additional equity and/or repurchase shares.
19 Pembina Pipeline Corporation Third Quarter 2020

As at September 30, 2020, Pembina's credit facilities consisted of: an unsecured $2.5 billion (December 31, 2019: $2.5 billion) revolving credit facility, which includes a $750 million (December 31, 2019: $750 million) accordion feature and matures in May 2024; an unsecured $500 million (December 31, 2019: $500 million) non-revolving term loan, which matures in August 2022; an unsecured $800 million revolving credit facility (December 31, 2019: nil), which matures in April 2022; an unsecured U.S. $250 million non-revolving term loan (December 31, 2019: nil), which matures in May 2025 and an operating facility of $20 million (December 31, 2019: $20 million) which is due in May 2021 and is typically renewed on an annual basis, collectively the "Credit Facilities". There are no repayments due over the term of these facilities. As at September 30, 2020, Pembina had $2.5 billion (December 31, 2019: $1.0 billion) of cash and unutilized debt facilities. At September 30, 2020, Pembina had loans and borrowings (excluding deferred financing costs) of $10.9 billion (December 31, 2019: $10.2 billion). Pembina is required to meet certain specific and customary affirmative and negative financial covenants under its medium-term notes and Credit Facilities, including a requirement to maintain certain financial ratios. Pembina is also subject to customary restrictions on its operations and activities under its medium-term notes and Credit Facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.
Financing Activity
On January 10, 2020, Pembina closed an offering of $1.0 billion of senior unsecured medium-term notes. The offering was conducted in three tranches, consisting of $250 million issued through a re-opening of Pembina's senior unsecured medium-term notes, series 10, having a fixed coupon of 4.02 percent per annum, payable semi-annually and maturing on March 27, 2028; $500 million issued through a re-opening of Pembina's senior unsecured medium-term notes, series 11, having a fixed coupon of 4.75 percent per annum, payable semi-annually and maturing on March 26, 2048; and $250 million issued through a re-opening of Pembina's senior unsecured medium-term notes, series 12, having a fixed coupon of 3.62 percent per annum, payable semi-annually and maturing on April 3, 2029.
On April 6, 2020, Pembina entered into an unsecured $800 million revolving credit facility with certain existing lenders, which provides additional liquidity and flexibility in Pembina’s capital structure in the current market conditions. The credit facility has an initial term of two years. The other terms and conditions of the credit facility, including financial covenants, are substantially similar to Pembina's unsecured $2.5 billion revolving credit facility.
On May 7, 2020, Pembina entered into an unsecured U.S. $250 million non-revolving term loan with a global bank, which provides additional liquidity and flexibility in Pembina's capital structure in the current market conditions. The term loan has an initial term of five years. The other terms and conditions of the credit facility, including financial covenants, are substantially similar to Pembina's unsecured $2.5 billion revolving credit facility.
On May 28, 2020, Pembina closed an offering of $500 million of senior unsecured medium-term notes. The offering was conducted in two tranches, consisting of $400 million in senior unsecured medium-term notes, series 16, having a fixed coupon of 4.76 percent per annum, payable semi-annually, and maturing on May 28, 2050 and $100 million issued through a re-opening of Pembina's senior unsecured medium-term notes, series 7, having a fixed coupon of 3.71 percent per annum, payable semi-annually and maturing on August 11, 2026.
On July 10, 2020, Pembina's $200 million senior unsecured notes, series C, were fully repaid through an early redemption, of which notice was provided to holders on June 5, 2020. The series C notes were originally set to mature in September 2021.

Pembina Pipeline Corporation Third Quarter 2020 20

Covenants
Pembina's financial covenants include the following:

Debt Instrument	Financial Covenant(1)	Ratio	Ratio as at September 30, 2020
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70	0.40
Credit Facilities	Debt to Capital	Maximum 0.65	0.40
	EBITDA to Senior Interest Coverage	Minimum 2.5:1.0	7.7
(1)    Terms as defined in relevant agreements.
Pembina was in compliance with all covenants under its note indentures and credit agreements as at September 30, 2020 (December 31, 2019: in compliance).
Credit Risk
Pembina continues to actively monitor and reassess the creditworthiness of its counterparties. The recent slowdown of the global economy and decrease in demand for crude oil, NGL and other commodities as a result of the ongoing COVID-19 pandemic increases Pembina's counterparty risk, as it has the potential to negatively impact the financial position of Pembina's customers' and related parties' and their access to credit, capital markets and other sources of liquidity. The majority of Pembina's credit exposure is to investment grade or split-investment grade entities. Pembina assesses all counterparties during the on-boarding process and actively monitors credit limits and exposure across the business. Financial assurances to mitigate and reduce risk may include guarantees, letters of credit and cash. Letters of credit totaling $142 million (December 31, 2019: $90 million) were held as at September 30, 2020, primarily in respect of customer trade receivables.
Outstanding Share Data

Issued and outstanding (thousands)	October 30, 2020
Common shares	549,942
Stock options	20,348
Stock options exercisable	9,717
Class A, Series 1 Preferred shares	10,000
Class A, Series 3 Preferred shares	6,000
Class A, Series 5 Preferred shares	10,000
Class A, Series 7 Preferred shares	10,000
Class A, Series 9 Preferred shares	9,000
Class A, Series 11 Preferred shares	6,800
Class A, Series 13 Preferred shares	10,000
Class A, Series 15 Preferred shares	8,000
Class A, Series 17 Preferred shares	6,000
Class A, Series 19 Preferred shares	8,000
Class A, Series 21 Preferred shares	16,000
Class A, Series 23 Preferred shares	12,000
Class A, Series 25 Preferred shares	10,000
21 Pembina Pipeline Corporation Third Quarter 2020

Credit Ratings
The following information with respect to Pembina's credit ratings is provided as such information relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings and the associated costs may affect Pembina's ability to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, nor do the credit ratings comment on market price or suitability for a particular investor. Any credit rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
Pembina targets strong 'BBB' credit ratings. DBRS Limited ("DBRS") rates Pembina's senior unsecured notes and senior unsecured medium-term notes 'BBB' and rates Pembina's Class A Preferred Shares 'Pfd-3'. The long-term corporate credit rating from S&P Global Ratings ("S&P"), a division of The McGraw-Hill Companies, on Pembina is 'BBB' and its rating of the Class A Preferred Shares is 'P-3 (High)'. DBRS and S&P affirmed Pembina's credit ratings during the second quarter of 2020.
Contractual Obligations and Off-Balance Sheet Arrangements
Contractual Obligations
Pembina had the following contractual obligations outstanding at September 30, 2020:

Contractual Obligations(1)	Payments Due By Period
($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Leases(2)	1,084	131	222	175	556
Loans and borrowings(3)	16,466	701	2,621	2,828	10,316
Construction commitments(4)	1,396	303	301	298	494
Other(5)	599	111	162	80	246
Total contractual obligations	19,545	1,246	3,306	3,381	11,612
(1)    Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 10 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 35 and 175 mbpd of NGL each year up to, and including, 2029. Power purchase agreements range from one to 25 years and involve the purchase of power from electrical service providers. Pembina has secured up to 80 megawatts per day each year up to, and including, 2044.
(2)    Includes terminals, rail, office space, land and vehicle leases.
(3)    Excluding deferred financing costs. Including interest payments on Pembina's senior unsecured notes.
(4)    Excluding significant projects that are awaiting regulatory approval, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees.
(5)    Includes $28 million in commitments related to leases that have not yet commenced.
Off-Balance Sheet Arrangements
Pembina does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on Pembina's financial condition, results of operations, liquidity or capital expenditures.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had and are not expected to have a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at September 30, 2020, Pembina had $96 million (December 31, 2019: $103 million) in letters of credit issued to facilitate commercial transactions with third parties and to support regulatory requirements.
Pembina Pipeline Corporation Third Quarter 2020 22

5. CAPITAL INVESTMENTS

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2020	2019	2020	2019
Pipelines	53	212	511	637
Facilities	98	167	296	426
Marketing & New Ventures	10	34	34	135
Corporate and other projects	13	8	27	18
Total capital invested	174	421	868	1,216
Contributions to equity accounted investees(1)(2)	28	25	224	143
(1)    Contributions for the three months ended September 30, 2020 include $28 million (2019: $24 million) to Veresen Midstream and nil (2019: $1 million) to Aux Sable.
(2)    Contributions for the nine months ended September 30, 2020 include $69 million (2019: $50 million) to Veresen Midstream, $3 million (2019: $3 million) to Aux Sable and $152 million (2019: $90 million) to CKPC.
Capital Invested
In both 2020 and 2019, Pipelines capital investments were primarily related to Pembina's ongoing pipeline expansion projects. In 2020, Facilities capital investments were largely related to construction on Duvernay III, Empress Expansion and the Prince Rupert Terminal. In 2019, Facilities capital investments were largely related to construction of Duvernay II, Empress Infrastructure and the Prince Rupert Terminal. Capital investments in Marketing & New Ventures in both 2020 and 2019 were primarily related to the Jordan Cove LNG project.
Contributions to Equity Accounted Investees
Contributions made to CKPC during 2020 and 2019 were to progress the development of the PDH/PP Facility, combined with a parental guarantee on CKPC's revolving credit facility provided by Pembina during the first quarter of 2020, discussed further in the "Related Party Transactions" section below. Contributions to CKPC increased in the first nine months of 2020, compared to the first nine months of 2019, following the execution of a lump sum engineering, procurement and construction contract related to the construction of the PDH Facility, prior to Pembina's March 18, 2020 announcement that it had deferred capital spending on the PDH/PP Facility. As a result of Pembina's decision to defer investment in CKPC, Pembina has deferred future contributions to CKPC.
Contributions made to Veresen Midstream during both 2020 and 2019 were largely related to construction of the Hythe Developments.

23 Pembina Pipeline Corporation Third Quarter 2020

6. DIVIDENDS
Common Share Dividends
Common share dividends are payable if, as, and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of Pembina's Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.
Preferred Share Dividends
The holders of Pembina's Class A preferred shares are entitled to receive fixed cumulative dividends. Dividends on the Series 1, 3, 5, 7, 9, 11, 13 and 21 Class A preferred shares are payable quarterly on the first day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 15, 17 and 19 Class A preferred shares are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 23 and 25 Class A preferred shares are payable on the 15th day of February, May, August and November in each year, if, as and when declared by the Board of Directors of Pembina.
On June 1, 2020, Pembina announced that it did not intend to exercise its right to redeem the eight million Cumulative Redeemable Rate Reset Class A Preferred Shares, series 19 shares outstanding on June 30, 2020. The annual dividend rate for the series 19 Shares for the five-year period from and including June 30, 2020 to, but excluding, June 30, 2025 is 4.684 percent.
Subsequent to quarter end, on November 2, 2020, Pembina announced that it does not intend to exercise its right to redeem the nine million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 9 ("Preferred Shares, Series 9") shares outstanding on December 1, 2020.
Pembina Pipeline Corporation Third Quarter 2020 24

7. SELECTED QUARTERLY INFORMATION
Selected Quarterly Operating Information

(mboe/d)	2020			2019				2018
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Volumes(1)(2)
Pipelines
Conventional Pipelines	863	834	902	958	908	895	880	897
Transmission Pipelines	661	668	668	646	594	558	563	566
Oil Sands Pipelines	1,056	1,053	1,059	1,063	1,068	1,065	1,064	1,066
Facilities
Gas Services	657	658	678	690	672	668	682	683
NGL Services	214	214	201	220	194	198	214	241
Total	3,451	3,427	3,508	3,577	3,436	3,384	3,403	3,453
(1)    Revenue volumes. See the "Abbreviations" section for definition.
(2)    Includes Pembina's proportionate share of volumes from equity accounted investees.
Deferred Take-or-pay Revenue

($ millions)	2020			2019				2018
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Pipelines
Opening balance	45	22	8	17	23	19	7	—
Revenue deferred	66	53	40	31	27	27	36	34
Revenue recognized	(69)	(30)	(26)	(40)	(33)	(23)	(24)	(27)
Ending take-or-pay contract liability balance	42	45	22	8	17	23	19	7
Facilities
Opening balance	2	1	—	—	—	1	2	3
Revenue deferred	1	1	1	—	—	2	—	—
Revenue recognized	(3)	—	—	—	—	(3)	(1)	(1)
Ending take-or-pay contract liability balance	—	2	1	—	—	—	1	2
Quarterly Segmented Adjusted EBITDA(1) ($ millions)
(1) Refer to the "Non-GAAP Measures" section.
25 Pembina Pipeline Corporation Third Quarter 2020

Quarterly Financial Information

($ millions, except where noted)	2020			2019				2018
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	1,569	1,268	1,671	1,754	1,700	1,808	1,968	1,726
Net revenue(1)	849	776	865	837	751	758	774	706
Operating expenses	178	154	179	177	151	134	140	165
Realized (gain) loss on commodity-related derivative financial instruments	(7)	(36)	(17)	(8)	(5)	(1)	(19)	(5)
Share of profit from equity accounted investees	61	65	83	88	89	97	96	129
Gross profit	563	455	728	603	613	629	588	663
Earnings	318	253	314	145	370	664	313	368
Earnings per common share – basic (dollars)	0.51	0.39	0.50	0.21	0.66	1.23	0.55	0.66
Earnings per common share – diluted (dollars)	0.51	0.39	0.50	0.21	0.66	1.23	0.55	0.66
Cash flow from operating activities	434	642	410	728	535	661	608	674
Cash flow from operating activities per common share – basic (dollars)(1)	0.78	1.17	0.75	1.41	1.05	1.29	1.20	1.33
Adjusted cash flow from operating activities(1)	524	586	576	576	530	550	578	543
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	0.95	1.07	1.05	1.11	1.04	1.08	1.14	1.07
Common shares outstanding (millions):
Weighted average – basic	550	550	549	518	512	511	509	507
Weighted average – diluted	550	550	549	519	513	513	511	509
End of period	550	550	550	548	512	511	510	508
Common share dividends declared	346	347	346	314	307	302	290	289
Dividends per common share	0.63	0.63	0.63	0.60	0.60	0.59	0.57	0.57
Preferred share dividends declared	38	37	38	34	31	30	31	31
Capital expenditures	174	211	483	429	421	434	361	356
Contributions to equity accounted investees	28	2	194	120	25	28	90	—
Distributions from equity accounted investees	111	116	123	123	142	140	170	158
Adjusted EBITDA(1)	796	789	830	787	736	765	773	715
(1)    Refer to the "Non-GAAP Measures" section.
During the periods in the table above, Pembina's financial and operating results were impacted by the following factors and trends:
•The Kinder Acquisition, which was completed on December 16, 2019;
•The COVID-19 pandemic and the resulting decrease in demand for commodities, which led to a significant decline in global energy prices, resulting in a reduction in capital spending budgets by Pembina and its customers;
•The narrowing of the AECO-Chicago natural gas price differential;
•Increased production in key operating areas and resource plays within the WCSB (Deep Basin, Montney and Duvernay) prior to the COVID-19 Pandemic, which increased revenue and sales volumes on Pembina's existing assets in Pipelines and Facilities;
•New large-scale growth projects across Pembina's business being placed into service;
•Volatility in commodity market prices impacting margins within the marketing business, partially mitigated through Pembina's risk management program;
•Impairment of Pembina's convertible preferred interest in Ruby in the fourth quarter of 2019;
•A decrease in the Alberta corporate tax rate from 12 to 8 percent following the enactment of Bill 3 in June 2019;
•Higher net finance costs impacting earnings associated with debt related to financing acquisitions, growth projects and volatility in foreign exchange rates;
•Increased common and preferred shares outstanding and corresponding dividends due to the Kinder Acquisition; and
•The adoption of IFRS 16 on January 1, 2019.
Pembina Pipeline Corporation Third Quarter 2020 26

8. SELECTED EQUITY ACCOUNTED INVESTEE INFORMATION
Loans and Borrowings of Equity Accounted Investees
Under equity accounting, the assets and liabilities of an investment are net into a single line item in the consolidated statement of financial position, "Investments in Equity Accounted Investees". To assist readers' understanding and to evaluate the capitalization of Pembina's investments, loans and borrowings associated with investments in equity accounted investees are presented below based on Pembina's proportionate ownership as at September 30, 2020. In addition, certain of the equity accounted investees have borrowing arrangements with an amortization structure, thereby necessitating periodic repayments of principal. These repayments occur prior to the distribution of residual cash flow to Pembina. The loans and borrowings and amortization schedules are presented below and classified by the division in which the results for the investment are reported. Please refer to the "Abbreviations" section for a summary of Pembina's investments in equity accounted investees and the division in which their results are reported.

($ millions)(1)	September 30, 2020	December 31, 2019
Pipelines	1,012	1,057
Facilities	1,175	1,150
Total	2,187	2,207
Amortization Schedule of Loans and Borrowings of Equity Accounted Investees

	9 Months Ended	Remainder of
($ millions)(1)	September 30, 2020	2020	2021	2022	2023	2024+
Pipelines	95	63	118	606	62	163
Facilities	—	—	12	36	36	1,091
Total	95	63	130	642	98	1,254
(1)    Balances reflect Pembina's ownership percentage of the outstanding balance face value.
Financing Activities for Equity Accounted Investees
Prior to CKPC's decision to defer further investment in the PDH/PP Facility, on February 27, 2020, CKPC closed a syndicated senior secured U.S. $1.7 billion amortizing term facility and a U.S. $150 million revolving credit facility, both of which have been guaranteed equally on a several basis by the owners of CKPC through the completion of construction. The final maturity date of both the term facility and revolving credit facility is February 27, 2027. The parental guarantee resulted in the recognition of a financial guarantee liability, currently valued at U.S. $14 million, net of amortization, on Pembina's balance sheet, with an offsetting amount recorded as an equity contribution to the investment in CKPC.
On April 27, 2020, Ruby fully repaid its 364-day term loan. Concurrent to repayment, Ruby entered into a new term loan that will mature on March 31, 2021. The term loan will amortize U.S. $32 million in 2020 and 2021 (U.S. $16 million net to Pembina), in two equal payments each year with the first payment made in June 2020.
On June 30, 2020, CKPC and its lenders agreed to amend and waive certain terms and conditions of the CKPC credit facility. In connection with the amendment, CKPC voluntarily repaid the U.S. $26 million drawn under the non-revolving term loan. CKPC also retained the ability to re-draw and access the full term loan of U.S. $1.7 billion upon resumption of key activities.

27 Pembina Pipeline Corporation Third Quarter 2020

Commitments to Equity Accounted Investees
Pembina is contractually committed to provide CKPC with funding to construct assets that will form part of CKPC's PDH/PP Facility, subject to certain conditions being met. Following CKPC's decision to defer investment in the PDH/PP Facility, Pembina has deferred future contributions to CKPC.
Pembina has a contractual commitment to advance U.S. $16 million to Ruby by March 31, 2021.
Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners.
Credit Risk for Equity Accounted Investees
At September 30, 2020, letters of credit totaling $103 million (December 31, 2019: $84 million) were held by Pembina's various equity accounted investees, primarily in respect of customer trade receivables.
9. OTHER
Impairment Assessment
In response to the ongoing COVID-19 pandemic and its impact on the global economy and demand for energy products, Pembina performed a detailed assessment of its cash generating units to determine if any indicators of impairment existed as at September 30, 2020. The assessment did not identify indicators of impairment requiring an assessment of recoverable amounts of any of Pembina's cash generating units. Pembina will continue to evaluate the situation related to the COVID-19 pandemic and global energy demand and update the impairment assessment as required.
Related Party Transactions
Pembina enters into transactions with related parties in the normal course of business and on terms equivalent to those that prevail in arm's length transactions. Pembina contracts capacity from Alliance, its equity accounted investee, and advances funds to support operations and provides services to equity accounted investees.
During the three and nine months ended September 30, 2020, Pembina advanced U.S. $8 million and U.S. $24 million, respectively, to Ruby Pipeline L.L.C., to fund the repayment of its outstanding bank facility.
In addition, Pembina provided a parental guarantee to CKPC on its project financing arrangement, currently valued at U.S. $14 million, net of amortization. The parental guarantee is treated as a financial guarantee for accounting purposes, which results in the recognition of a liability on Pembina's balance sheet, with an offsetting amount recorded as an equity contribution to the investment in CKPC.
For the three and nine months ended September 30, 2020, Pembina had no other transactions with "related parties" (as defined in IAS 24 Related Party Disclosures) except those pertaining to contributions to Pembina's defined benefit pension plan and remuneration of key management personnel and the Board of Directors of Pembina, in the ordinary course of their employment or directorship agreements, respectively.

Pembina Pipeline Corporation Third Quarter 2020 28

Risk Management
Hedge of Net Investment in Foreign Operations
On May 7, 2020, Pembina designated the U.S. $250 million non-revolving term loan it entered into as a hedge of the Company's net investment in U.S. functional currency foreign operations. The designated debt has been assessed as having no ineffectiveness as the U.S. dollar debt has an equal and opposite exposure to U.S. dollar fluctuations. Foreign exchange gains and losses on the designated debt are recognized in the currency translation reserve in accumulated other comprehensive income.
Interest Rate Risk - Cash Flow Hedge
On May 8, 2020, Pembina designated financial derivative contracts that fix the interest rate on $250 million of variable rate debt as cash flow hedging instruments. The designated cash flow hedge has been assessed as having no ineffectiveness as the critical terms are aligned. Unrealized gains (losses) on derivatives in designated cash flow hedging relationships are recognized in the cash flow hedge reserve in accumulated other comprehensive income, with realized gains (losses) being reclassified to net finance costs.
Disclosure Controls and Procedures ("DC&P") and Internal Control over Financial Reporting ("ICFR")
Management's Report on Internal Control Over Financial Reporting
Pembina's management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings. The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.
The President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer have designed, with the assistance of management, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, that financial reporting is reliable and that financial statements prepared for external purposes are in accordance with IFRS.
Changes in Internal Control Over Financial Reporting
Effective May 1, 2020, Pembina completed the integration of the Kinder Acquisition into its existing enterprise resource planning ("ERP") system. As a result of the ERP system integration, certain processes supporting Pembina's ICFR for the Kinder Acquisition changed in the second quarter of 2020. The Company's ICFR integration of the Kinder Acquisition is now complete and the overall controls and procedures we follow in establishing ICFR were not significantly impacted. Assets attributable to the Kinder Acquisition represented approximately 16 percent of Pembina's total assets as at September 30, 2020 and revenues attributable to the Kinder Acquisition for the nine months ended September 30, 2020 represented approximately 10 percent of Pembina's total revenue for that period.
There were no changes in the third quarter of 2020 that had or are likely to have a material impact on Pembina's ICFR.
29 Pembina Pipeline Corporation Third Quarter 2020

10. ACCOUNTING POLICIES & ESTIMATES
Changes in Accounting Policies
The accounting policies used in preparing the Interim Financial Statements are described in Note 4 of Pembina's Consolidated Financial Statements. Except as noted below, there were no new accounting standards adopted in the first nine months of 2020 that are expected to have a material impact on Pembina's financial statements.
Financial Instruments
Derivative Financial Instruments and Hedge Accounting
Pembina holds derivative financial instruments to manage its interest rate, commodity, power costs and foreign exchange risk exposures. Derivatives are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value with changes recognized immediately in earnings, unless hedge accounting is applied.
Pembina applies hedge accounting to certain financial instruments that qualify for and are designated for hedge accounting treatment. At inception of a designated hedging relationship, formal documentation is prepared and includes the risk management objective and strategy for undertaking the hedge, identification of the hedged item and the hedging instrument, the nature of the risk being hedged and how Pembina will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item.
For derivatives that are designated and qualified cash flow hedges, the effective portion of changes in fair value is accumulated in other comprehensive income. The amount accumulated is reclassified to earnings in the same period or periods during which the hedged expected future cash flows occur. Any ineffective portion of changes in fair value of hedges are recorded in earnings.
For non-derivative financial liabilities designated as hedging instruments in a hedge of the net investment in foreign operations, the effective portion of foreign exchange gains and losses arising on translation of the financial liability is recognized in other comprehensive income. Any ineffective portion of the foreign exchange gains and losses arising from the translation of the financial liability is recognized immediately in earnings. The amount accumulated in the other comprehensive income is reclassified to earnings on disposal of the foreign operation.
Hedge accounting is discontinued prospectively when the hedging relationship no longer qualifies for hedge accounting or the hedging instrument is sold or terminated.

Pembina Pipeline Corporation Third Quarter 2020 30

New standards and interpretations not yet adopted
Interbank Offered Rates ("IBOR") Reform - Phase 2
In August 2020, the IASB issued amendments to IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases to address issues that impact financial reporting at the time of IBOR replacement with alternative rates. The amendments provide a practical expedient to ease the potential burden of accounting for changes in contractual cash flows, provide relief from specific hedge accounting requirements, and add disclosure requirements, at the time of IBOR replacement. Pembina will adopt the amendments on the effective date of January 1, 2021 and expects the amendments to have an insignificant impact on its earnings and financial position on adoption.
Critical Accounting Judgments & Estimates
Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Note 2 of Pembina's Consolidated Financial Statements and MD&A for the year ending December 31, 2019. The preparation of consolidated financial statements in conformity with IFRS requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three and nine months ended September 30, 2020, except for the general impact of significant uncertainties created by the COVID-19 pandemic, as discussed below.
Ongoing Impact of the COVID-19 Pandemic
Following the World Health Organization declaring the COVID-19 outbreak to be a pandemic, many governments have taken steps to contain the spread of the virus, resulting in a slowdown of the global economy, which has led to a significant disruption of business operations and a significant increase in economic uncertainty. This uncertainty has created volatility in asset prices, currency exchange rates and a marked decline in long-term interest rates. In addition, the resulting decrease in demand for crude oil has resulted in a decline in global energy prices. Management applied judgment and will continue to assess the situation in determining the impact of the significant uncertainties created by these events and conditions on the carrying amounts of assets and liabilities in the Interim Financial Statements.
31 Pembina Pipeline Corporation Third Quarter 2020

11. RISK FACTORS
Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Pembina. With the exception of the risks noted below, there have been no material changes to the risk factors presented in Pembina's MD&A and AIF for the year ended December 31, 2019. Pembina's MD&A and AIF are available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.
Ongoing Impact of the COVID-19 Pandemic
COVID-19 Related Impacts
Pembina's business and operations has been and will continue to be materially adversely affected by the COVID-19 pandemic, including ongoing uncertainty with respect to the extent and duration of the pandemic. The ongoing COVID-19 pandemic, and actions that have, and may be, taken by governmental authorities in response thereto has resulted, and may continue to result in, among other things: an overall slowdown in the global economy; a decrease in global energy demand; increased volatility in financial and commodity markets; disruptions to global supply chains; labour shortages; significant impacts to the workforce; reductions in trade volumes; temporary operational restrictions and restrictions on gatherings of individuals, as well as shelter-in-place declarations and quarantine orders; business closures and travel bans; political and economic instability; and civil unrest. The recent resurgence of COVID-19 cases in certain geographic areas, and the possibility that a resurgence may occur in other areas, has resulted in the re-imposition of certain of the foregoing restrictions by governmental authorities in certain jurisdictions. This further increases the risk and uncertainty as to the extent and duration of the COVID-19 pandemic and its ultimate impact on the global economy and other items noted above.
The risks to Pembina of the ongoing COVID-19 pandemic include, among other things: risks to the health and safety of Pembina's employees; a slowdown or temporary suspension of operations in certain geographic locations in which Pembina operates; delays in the completion, or deferral, of Pembina's growth and expansion projects; and supply chain disruptions, all or any of which could materially adversely impact Pembina's business operations and financial results. Pembina has already deferred certain growth projects as a result of the COVID-19 pandemic and resulting decline in global energy demand and the resulting decrease in commodity prices during 2020.
The full extent and impact of the COVID-19 pandemic continues to be unknown at this time and the degree to which it may impact Pembina's business operations and financial results will depend on future developments, which are highly uncertain and cannot be predicted with any degree of certainty, including: the duration, severity and geographic spread of the COVID-19 virus, including in respect of the resurgence of virus cases in certain geographic areas, including certain areas in which Pembina operates; further actions that may be taken by governmental authorities, including in respect of travel restrictions and business disruptions; the effectiveness of actions taken to contain and treat the COVID-19 virus; and how quickly and to what extent normal economic and operating conditions can resume.
Impact on General Risks
Depending on the extent and duration of the COVID-19 pandemic, it may also have the effect of heightening many of the other risks described in Pembina's other disclosure documents, including Pembina's MD&A and AIF for the year ended December 31, 2019, such as risks relating to Pembina's exposure to commodity prices; the successful completion of Pembina's growth and expansion projects, including the expected return on investment thereof; Pembina's ability to maintain its credit ratings; restricted access to capital and increased borrowing costs; Pembina's ability to pay dividends and service obligations under its debt securities and other debt obligations; and otherwise complying with the covenants contained in the agreements that govern Pembina's existing indebtedness.
Pembina Pipeline Corporation Third Quarter 2020 32

12. NON-GAAP MEASURES
Throughout this MD&A, Pembina has used the following terms that are not defined by GAAP but are used by management to evaluate the performance of Pembina and its businesses. Since non-GAAP measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies, applicable securities regulations suggest that non-GAAP measures be clearly defined, qualified and reconciled to the most directly comparable GAAP measure. These non-GAAP measures are calculated and disclosed on a consistent basis from period to period.
The intent of non-GAAP measures is to provide additional useful information with respect to Pembina's operational and financial performance to investors and analysts, though the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate these non-GAAP measures differently.
Investors should be cautioned that net revenue, adjusted EBITDA, adjusted EBITDA per common share, adjusted cash flow from operating activities, cash flow from operating activities per common share, and adjusted cash flow from operating activities per common share should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as indicators of Pembina's performance.
Non-GAAP Proportionate Consolidation of Investments in Equity Accounted Investees Results
In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.
Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, in Marketing & New Ventures and Facilities, to aggregate revenue generated by each of the Company's divisions and to set comparable objectives.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-division Eliminations		Total
($ millions)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Revenue	557	441	311	288	825	1,106	(124)	(135)	1,569	1,700
Cost of goods sold, including product purchases	—	—	3	—	793	1,034	(76)	(85)	720	949
Net revenue	557	441	308	288	32	72	(48)	(50)	849	751
33 Pembina Pipeline Corporation Third Quarter 2020

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-division Eliminations		Total
($ millions)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Revenue	1,648	1,300	905	834	2,309	3,712	(354)	(370)	4,508	5,476
Cost of goods sold, including product purchases	—	—	7	2	2,241	3,428	(230)	(237)	2,018	3,193
Net revenue	1,648	1,300	898	832	68	284	(124)	(133)	2,490	2,283
Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")
Adjusted EBITDA is a non-GAAP measure and is calculated as earnings for the year before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. The adjustments made to earnings are also made to share of profit from investments in equity accounted investees. In addition, Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Management also believes that adjusted EBITDA provides an indicator of operating income generated from capital invested, which includes operational finance income from lessor lease arrangements. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-division Eliminations		Total
($ millions, except per share amounts)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Earnings before income tax	368	329	172	144	2	112	(114)	(111)	428	474
Adjustments to share of profit from equity accounted investees and other	59	63	34	33	9	1	—	—	102	97
Net finance costs	8	2	6	14	(7)	(1)	76	62	83	77
Depreciation and amortization	105	64	51	42	12	11	11	9	179	126
Unrealized (gain) loss on commodity-related derivative financial instruments	—	—	(11)	—	17	(40)	—	—	6	(40)
CEWS	—	—	—	—	—	—	(9)	—	(9)	—
Loss on disposal of assets	1	—	—	—	—	—	—	1	1	1
Transaction costs incurred in respect of acquisitions	—	—	—	—	—	—	6	2	6	2
Impairment charges and non-cash provisions	—	—	(1)	—	1	—	—	(1)	—	(1)
Adjusted EBITDA	541	458	251	233	34	83	(30)	(38)	796	736
Adjusted EBITDA per common share – basic (dollars)									1.45	1.44
Pembina Pipeline Corporation Third Quarter 2020 34

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-division Eliminations		Total
($ millions, except per share amounts)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Earnings before income tax	1,111	1,005	490	457	38	282	(426)	(364)	1,213	1,380
Adjustments to share of profit from equity accounted investees and other	183	196	103	109	15	19	—	—	301	324
Net finance costs	24	7	19	17	2	—	319	210	364	234
Depreciation and amortization	306	179	155	118	37	43	34	32	532	372
Unrealized (gain) loss on commodity-related derivative financial instruments	—	—	(14)	—	12	(10)	—	—	(2)	(10)
Arbitration award payment	—	—	—	—	—	(33)	—	—	—	(33)
CEWS	—	—	—	—	—	—	(37)	—	(37)	—
COVID-19 restructuring	3	—	2	—	1	—	4	—	10	—
Loss (gain) on disposal of assets	1	—	1	—	—	—	(1)	2	1	2
Transaction costs incurred in respect of acquisitions	—	—	—	—	—	—	16	2	16	2
Impairment charges and non-cash provisions	3	—	1	—	13	—	—	3	17	3
Adjusted EBITDA	1,631	1,387	757	701	118	301	(91)	(115)	2,415	2,274
Adjusted EBITDA per common share – basic (dollars)									4.39	4.46
Adjusted Cash Flow from Operating Activities, Cash Flow from Operating Activities per Common Share and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Per common share amounts are calculated by dividing cash flow from operating activities, or adjusted cash flow from operating activities, as applicable, by the weighted average number of common shares outstanding.

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except per share amounts)	2020	2019	2020	2019
Cash flow from operating activities	434	535	1,486	1,804
Cash flow from operating activities per common share – basic (dollars)	0.79	1.05	2.70	3.53
Add (deduct):
Change in non-cash operating working capital	89	64	168	(7)
Current tax expense	(52)	(46)	(195)	(178)
Taxes paid, net of foreign exchange	89	18	289	118
Accrued share-based payments	1	(4)	6	(37)
Share-based payments	1	—	45	50
Preferred share dividends paid	(38)	(37)	(113)	(92)
Adjusted cash flow from operating activities	524	530	1,686	1,658
Adjusted cash flow from operating activities per common share – basic (dollars)	0.95	1.04	3.07	3.25
35 Pembina Pipeline Corporation Third Quarter 2020

13. ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:

Other
AECO	Alberta Energy Company benchmark price for natural gas
B.C.	British Columbia
GAAP	Canadian generally accepted accounting principles
IFRS	International Financial Reporting Standards
LNG	Liquefied natural gas
LPG	Liquefied petroleum gas
NGL	Natural gas liquids
U.S.	United States
WCSB	Western Canadian Sedimentary Basin
Deep cut	Ethane-plus capacity extraction gas processing capabilities
Shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities
Kinder Acquisition	Pembina's acquisition of Kinder Morgan Canada Limited and the U.S. portion of the Cochin Pipeline system on December 16, 2019
Volumes
Volumes for Pipelines and Facilities are revenue volumes, defined as physical volumes plus volumes recognized from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed NGL volumes. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

Measurement
mbbls	thousands of barrels
mbpd	thousands of barrels per day
mmbpd	millions of barrels per day
mmbbls	millions of barrels
mboe/d	thousands of barrels of oil equivalent per day
mmboe/d	millions of barrels of oil equivalent per day
MMcf/d	millions of cubic feet per day
bcf/d	billions of cubic feet per day
km	kilometer

Investments in Equity Accounted Investees
Pipelines:
Alliance	50 percent interest in the Alliance Pipeline
Ruby	50 percent convertible preferred interest in the Ruby Pipeline
Facilities:
Veresen Midstream
45 percent interest in Veresen Midstream Limited Partnership, which owns assets in western Canada serving the Montney geological play in northwestern Alberta and northeastern B.C. including gas processing plants and gas gathering pipelines and compression

Fort Corp	50 percent interest in Fort Saskatchewan Ethylene Storage Limited Partnership and Fort Saskatchewan Ethylene Corporation
Marketing & New Ventures:
Aux Sable
An ownership interest in Aux Sable (approximately 42.7 percent in Aux Sable U.S. and 50 percent in Aux Sable Canada), which includes an NGL fractionation facility and gas processing capacity near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the U.S. and Canada, as well as transportation contracts on Alliance

CKPC	50 percent interest in the propane dehydrogenation ("PDH") plant and polypropylene ("PP") upgrading facility ("PDH/PP Facility")
Readers are referred to the AIF dated February 27, 2020 on www.sedar.com for additional descriptions.
Pembina Pipeline Corporation Third Quarter 2020 36

14. FORWARD-LOOKING STATEMENTS & INFORMATION
In the interest of providing Pembina's security holders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or forward-looking information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.
By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These forward-looking statements speak only as of the date of the MD&A.
In particular, this MD&A contains forward-looking statements pertaining to the following:
•the potential impacts of the COVID-19 pandemic on Pembina, and Pembina's response thereto;
•future levels and sustainability of cash dividends that Pembina intends to pay to its shareholders, the dividend payment date;
•planning, construction, locations, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, completion and in-service dates, rights, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance;
•pipeline, processing, fractionation and storage facility and system operations and throughput levels;
•treatment under governmental regulatory regimes in Canada and the U.S., including taxes and tax regimes, environmental and greenhouse gas regulations and related abandonment and reclamation obligations, and Indigenous, landowner and other stakeholder consultation requirements;
•Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;
•expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at attractive rates, future contractual obligations, future financing options, future renewal of credit facilities, availability of capital for capital projects and contributions to investments in equity accounted investees, operating obligations and dividends and the use of proceeds from financings;
•Pembina's capital structure, including the sufficiency of the amount of leverage employed therein and future actions that may be taken with respect thereto;
•Pembina's expectations regarding the creditworthiness of its counterparties;
•Pembina's expectations regarding involvement of partners on Jordan Cove;
•current ratings targets on Pembina's debt and the likelihood of a downgrade below investment-grade ratings;
•tolls and tariffs and processing, transportation, fractionation, storage and services commitments and contracts;
•operating risks (including the amount of future liabilities related to pipelines spills and other environmental incidents) and related insurance coverage and inspection and integrity programs;
•expectations regarding Pembina's NGL storage positions and its intentions with respect thereto;
•Pembina's intentions with respect to the conversion of the Preferred Shares, Series 9; and
•the expected demand for, and prices and inventory levels of, crude oil and other petroleum products, including NGL; and the impact of current market conditions on Pembina.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:
•oil and gas industry exploration and development activity levels and the geographic region of such activity;
•the success of Pembina's operations;
•prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings;
•the availability of capital to fund future capital requirements relating to existing assets and projects;
•expectations regarding Pembina's pension plan;
•future operating costs including geotechnical and integrity costs being consistent with historical costs;
•oil and gas industry compensation levels remaining consistent;

•in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;
•prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and
•the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:
•the failure to realize the anticipated benefits and synergies of the Kinder Acquisition following closing;
•the regulatory environment and decisions and Indigenous and landowner consultation requirements;
•the impact of competitive entities and pricing;
•labour and material shortages;
•reliance on key relationships, joint venture partners, and agreements and the outcome of stakeholder engagement;
•the strength and operations of the oil and natural gas production industry and related commodity prices;
•non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;
•actions by joint venture partners or other partners which hold interests in certain of Pembina's assets;
•actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation;
•fluctuations in operating results;
•adverse general economic and market conditions in Canada, North America and elsewhere, including changes, or prolonged weakness, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels;
•risks relating to the current and potential adverse impacts of the COVID-19 pandemic and continued depressed commodity prices;
•constraints on, or the unavailability of adequate infrastructure;
•changes in the political environment, in North America and elsewhere, and public opinion;
•ability to access various sources of debt and equity capital;
•changes in credit ratings;
•technology and security risks;
•natural catastrophes; and
•the other factors discussed under "Risk Factors" herein and in Pembina's MD&A and AIF for the year ended December 31, 2019, which are available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.
These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.
37 Pembina Pipeline Corporation Third Quarter 2020

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited)

($ millions)	September 30, 2020	December 31, 2019(1)
Assets Current assets
Cash and cash equivalents	31	129
Trade receivables and other	637	694
Inventory	217	126
Derivative financial instruments (Note 14)	31	40
	916	989
Non-current assets
Property, plant and equipment (Note 4)	19,486	18,734
Investments in equity accounted investees (Note 5)	6,114	5,954
Intangible assets and goodwill	6,415	6,458
Right-of-use assets (Note 6)	703	730
Finance lease receivable (Note 6)	140	145
Advances to related parties and other assets	221	156
	33,079	32,177
Total assets	33,995	33,166
Liabilities and equity Current liabilities
Trade payables and other	699	1,013
Loans and borrowings (Note 7)	250	74
Dividends payable	115	110
Lease liabilities	97	112
Contract liabilities (Note 10)	92	39
Taxes payable	14	103
Derivative financial instruments (Note 14)	19	6
	1,286	1,457
Non-current liabilities
Loans and borrowings (Note 7)	10,737	10,078
Lease liabilities	686	707
Decommissioning provision (Note 8)	1,073	864
Contract liabilities (Note 10)	236	192
Deferred tax liabilities	3,056	2,919
Other liabilities	152	179
	15,940	14,939
Total liabilities	17,226	16,396
Equity
Attributable to shareholders	16,709	16,710
Attributable to non-controlling interest	60	60
Total equity	16,769	16,770
Total liabilities and equity	33,995	33,166
(1) Pembina has recast certain comparative information to reflect changes to the Purchase Price Allocation originally presented December 31, 2019. See Note 3.
See accompanying notes to the condensed consolidated interim financial statements

Pembina Pipeline Corporation Third Quarter 2020 38

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(unaudited)

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except per share amounts)	2020	2019	2020	2019
Revenue (Note 10)	1,569	1,700	4,508	5,476
Cost of sales (Note 12)	1,068	1,221	3,033	3,963
Gain on commodity-related derivative financial instruments	(1)	(45)	(62)	(35)
Share of profit from equity accounted investees (Note 5)	61	89	209	282
Gross profit	563	613	1,746	1,830
General and administrative	56	64	176	214
Other (income) expense	(4)	(2)	(7)	2
Results from operating activities	511	551	1,577	1,614
Net finance costs (Note 11)	83	77	364	234
Earnings before income tax	428	474	1,213	1,380
Current tax expense	52	46	195	178
Deferred tax expense (recovery)	58	58	133	(145)
Income tax expense	110	104	328	33
Earnings	318	370	885	1,347
Other comprehensive (loss) income, net of tax (Note 13 & 14)
Exchange (loss) gain on translation of foreign operations	(110)	42	143	(119)
Impact of hedging activities	6	—	15	—
Re-measurement of defined benefit liability	—	—	14	—
Total comprehensive income attributable to shareholders	214	412	1,057	1,228
Earnings attributable to common shareholders, net of preferred share dividends	279	338	768	1,252
Earnings per common share – basic (dollars)	0.51	0.66	1.39	2.45
Earnings per common share – diluted (dollars)	0.51	0.66	1.39	2.44
Weighted average number of common shares (millions)
Basic	550	512	550	510
Diluted	550	513	550	513
See accompanying notes to the condensed consolidated interim financial statements
39 Pembina Pipeline Corporation Third Quarter 2020

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Attributable to Shareholders of the Company
($ millions)	Common Share Capital	Preferred Share Capital	Deficit	AOCI(1)	Total	Non-Controlling Interest	Total Equity
December 31, 2019	15,539	2,956	(1,883)	98	16,710	60	16,770
Total comprehensive income
Earnings	—	—	885	—	885	—	885
Other comprehensive income (Note 13)	—	—	—	172	172	—	172
Total comprehensive income	—	—	885	172	1,057	—	1,057
Transactions with shareholders of the Company
Part VI.1 tax on preferred shares (Note 9)	—	(5)	—	—	(5)	—	(5)
Share-based payment transactions (Note 9)	99	—	—	—	99	—	99
Dividends declared – common (Note 9)	—	—	(1,039)	—	(1,039)	—	(1,039)
Dividends declared – preferred (Note 9)	—	—	(113)	—	(113)	—	(113)
Total transactions with shareholders of the Company	99	(5)	(1,152)	—	(1,058)	—	(1,058)
September 30, 2020	15,638	2,951	(2,150)	270	16,709	60	16,769

December 31, 2018	13,662	2,423	(2,058)	317	14,344	60	14,404
Impact of change in accounting policy	—	—	22	—	22	—	22
Opening value January 1, 2019	13,662	2,423	(2,036)	317	14,366	60	14,426
Total comprehensive income
Earnings	—	—	1,347	—	1,347	—	1,347
Other comprehensive income
Exchange loss on translation of foreign operations	—	—	—	(119)	(119)	—	(119)
Total comprehensive income	—	—	1,347	(119)	1,228	—	1,228
Transactions with shareholders of the Company
Part VI.1 tax on preferred shares	—	(3)	—	—	(3)	—	(3)
Share-based payment transactions	152	—	—	—	152	—	152
Dividends declared – common	—	—	(899)	—	(899)	—	(899)
Dividends declared – preferred	—	—	(92)	—	(92)	—	(92)
Total transactions with shareholders of the Company	152	(3)	(991)	—	(842)	—	(842)
September 30, 2019	13,814	2,420	(1,680)	198	14,752	60	14,812
(1) Accumulated Other Comprehensive Income ("AOCI").
See accompanying notes to the condensed consolidated interim financial statements
Pembina Pipeline Corporation Third Quarter 2020 40

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited)

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2020	2019	2020	2019
Cash provided by (used in)
Operating activities
Earnings	318	370	885	1,347
Adjustments for:
Share of profit from equity accounted investees	(61)	(89)	(209)	(282)
Distributions from equity accounted investees	111	142	350	452
Depreciation and amortization	179	126	532	372
Unrealized loss (gain) on commodity-related derivative financial instruments	6	(40)	(2)	(10)
Net finance costs (Note 11)	83	77	364	234
Net interest paid	(124)	(71)	(297)	(205)
Income tax expense	110	104	328	33
Taxes paid	(90)	(18)	(290)	(117)
Share-based compensation expense	4	9	8	49
Share-based compensation payment	(1)	—	(45)	(50)
Net change in contract liabilities	(7)	(7)	35	(13)
Other	(5)	(4)	(5)	(13)
Change in non-cash operating working capital	(89)	(64)	(168)	7
Cash flow from operating activities	434	535	1,486	1,804
Financing activities
Bank borrowings and issuance of debt (Note 7)	521	—	1,583	94
Repayment of loans and borrowings	(289)	(1,000)	(2,328)	(1,599)
Repayment of lease liability	(26)	(14)	(69)	(46)
Issuance of medium term notes (Note 7)	—	1,518	1,578	2,318
Issue costs and financing fees	—	(7)	(11)	(13)
Exercise of stock options	5	25	88	140
Dividends paid	(384)	(344)	(1,146)	(985)
Cash flow used (provided by) in financing activities	(173)	178	(305)	(91)
Investing activities
Capital expenditures	(174)	(421)	(868)	(1,216)
Contributions to equity accounted investees	(28)	(25)	(202)	(86)
Receipt of finance lease payments	2	—	7	—
Interest paid during construction	(10)	(11)	(36)	(28)
Recovery of assets or proceeds from sale	(1)	—	1	6
Advances to related parties	(10)	(11)	(32)	(53)
Changes in non-cash investing working capital and other	(81)	55	(140)	132
Cash flow used in investing activities	(302)	(413)	(1,270)	(1,245)
Change in cash and cash equivalents	(41)	300	(89)	468
Effect of movement in exchange rates on cash held	(1)	(8)	(9)	(5)
Cash and cash equivalents, beginning of period	73	328	129	157
Cash and cash equivalents, end of period	31	620	31	620
See accompanying notes to the condensed consolidated interim financial statements

41 Pembina Pipeline Corporation Third Quarter 2020

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS
1. REPORTING ENTITY
Pembina Pipeline Corporation ("Pembina" or the "Company") is a Calgary-based, leading transportation and midstream service provider serving North America's energy industry. The condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any investments in associates and joint arrangements as at and for the three and nine months ended September 30, 2020. These Interim Financial Statements and the notes hereto have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting ("IAS 34"). These Interim Financial Statements have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2019 ("Consolidated Financial Statements"), except as noted below, and should be read in conjunction with the Consolidated Financial Statements. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on November 5, 2020.
Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure, storage and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.
Financial Instruments
Derivative Financial Instruments and Hedge Accounting
Pembina holds derivative financial instruments to manage its interest rate, commodity, power costs and foreign exchange risk exposures. Derivatives are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value with changes recognized immediately in earnings, unless hedge accounting is applied.
Pembina applies hedge accounting to certain financial instruments that qualify for and are designated for hedge accounting treatment. At inception of a designated hedging relationship, formal documentation is prepared and includes the risk management objective and strategy for undertaking the hedge, identification of the hedged item and the hedging instrument, the nature of the risk being hedged and how Pembina will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item.
For derivatives that are designated and qualified cash flow hedges, the effective portion of changes in fair value is accumulated in other comprehensive income. The amount accumulated is reclassified to earnings in the same period or periods during which the hedged expected future cash flows occur. Any ineffective portion of changes in fair value of hedges are recorded in earnings.
For non-derivative financial liabilities designated as hedging instruments in a hedge of the net investment in foreign operations, the effective portion of foreign exchange gains and losses arising on translation of the financial liability is recognized in other comprehensive income. Any ineffective portion of the foreign exchange gains and losses arising from the translation of the financial liability is recognized immediately in earnings. The amount accumulated in the other comprehensive income is reclassified to earnings on disposal of the foreign operation.
Hedge accounting is discontinued prospectively when the hedging relationship no longer qualifies for hedge accounting or the hedging instrument is sold or terminated.
Pembina Pipeline Corporation Third Quarter 2020 42

New standards and interpretations not yet adopted
Interbank Offered Rates ("IBOR") Reform - Phase 2
In August 2020, the IASB issued amendments to IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases to address issues that impact financial reporting at the time of IBOR replacement with alternative rates. The amendments provide a practical expedient to ease the potential burden of accounting for changes in contractual cash flows, provide relief from specific hedge accounting requirements, and add disclosure requirements, at the time of IBOR replacement. Pembina will adopt the amendments on the effective date of January 1, 2021 and expects the amendments to have an insignificant impact on its earnings and financial position on adoption.
Use of Estimates and Judgments
Management is required to make estimates and assumptions and use judgment in the application of accounting policies that could have a significant impact on the amounts recognized in the Interim Financial Statements. Actual results may differ from estimates and those differences may be material. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three and nine months ended September 30, 2020, except for the general impact of significant uncertainties created by the coronavirus ("COVID-19") pandemic, as discussed below.
Ongoing Impact of the COVID-19 Pandemic
Following the World Health Organization declaring the COVID-19 outbreak to be a pandemic, many governments have taken steps to contain the spread of the virus, resulting in a slowdown of the global economy, which has led to a significant disruption of business operations and a significant increase in economic uncertainty. This uncertainty has created volatility in asset prices, currency exchange rates and a marked decline in long-term interest rates. In addition, the resulting decrease in demand for crude oil has resulted in a decline in global energy prices. Management applied judgment and will continue to assess the situation in determining the impact of the significant uncertainties created by these events and conditions on the carrying amounts of assets and liabilities in the Interim Financial Statements.
2. DETERMINATION OF FAIR VALUES
A number of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure based on methods as set out in the Consolidated Financial Statements. These methods have been applied consistently to all periods presented in these Interim Financial Statements.
Ongoing Impact of the COVID-19 Pandemic
Measuring fair values using significant unobservable inputs has become more challenging in the current environment, where events and conditions related to the COVID-19 pandemic are driving significant disruption of business operations and a significant increase in economic uncertainty. Management applied its judgment in determining the impact of the significant uncertainties created by these events and conditions on the assessed fair values of assets and liabilities in these Interim Financial Statements.

43 Pembina Pipeline Corporation Third Quarter 2020

3. ACQUISITION
On December 16, 2019, Pembina acquired all the issued and outstanding shares of Kinder Morgan Canada Limited ("Kinder Morgan Canada") by way of a plan of arrangement and the U.S. portion of the Cochin Pipeline system (collectively, the "Kinder Acquisition") for total consideration of $4.3 billion.
The purchase price allocation, subject to finalization, is based on assessed fair values and is as follows:

As at December 16, 2019
($ millions)	Previously Reported	Adjustments	Recast
Purchase price consideration
Common shares	1,710	—	1,710
Cash (net of cash acquired)	2,009	—	2,009
Preferred shares	536	—	536
	4,255	—	4,255

Current assets	68	2	70
Property, plant and equipment	2,660	(41)	2,619
Intangible assets	1,254	—	1,254
Right-of-use assets	348	(92)	256
Finance lease receivable	—	116	116
Goodwill	809	28	837
Other assets	9	—	9
Current liabilities	(124)	—	(124)
Deferred tax liabilities	(281)	(13)	(294)
Decommissioning provision	(74)	—	(74)
Lease liability	(348)	—	(348)
Other liabilities	(66)	—	(66)
	4,255	—	4,255
For more information, see Note 6 of the Consolidated Financial Statements. During the nine months ended September 30, 2020, Pembina adjusted the purchase price allocation to reflect updated assumptions for the identification and classification of leases, which resulted in the recognition of finance lease assets of $118 million, and reductions in property, plant and equipment of $26 million and in right-of-use assets of $92 million. Pembina's verification of information supporting the fair value of assets acquired also resulted in a $15 million reduction to the fair value of certain Canadian property, plant and equipment with a corresponding decrease in deferred tax liabilities of $3 million and increase in goodwill of $12 million. Pembina also adjusted the allocation of fair value between Canadian and U.S. legal entities, resulting in a $16 million increase in the deferred tax liability and a corresponding increase in goodwill of $16 million. The purchase price allocation is not final as Pembina is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities including other provisions relating to taxes.
Pembina Pipeline Corporation Third Quarter 2020 44

4. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Cavern Storage and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2019(1)	440	8,803	8,730	1,945	1,493	21,411
Additions and transfers	8	433	285	54	146	926
Change in decommissioning provision	—	(13)	198	—	—	185
Foreign exchange adjustments	2	23	9	—	7	41
Disposals and other	—	(6)	(11)	(5)	(12)	(34)
Balance at September 30, 2020	450	9,240	9,211	1,994	1,634	22,529

Depreciation
Balance at December 31, 2019	16	1,363	1,015	283	—	2,677
Depreciation	4	139	115	111	—	369
Disposals and other	—	(1)	(1)	(1)	—	(3)
Balance at September 30, 2020	20	1,501	1,129	393	—	3,043

Carrying amounts
Balance at December 31, 2019	424	7,440	7,715	1,662	1,493	18,734
Balance at September 30, 2020	430	7,739	8,082	1,601	1,634	19,486

Assets subject to operating leases
December 31, 2019(1)	—	477	514	62	—	1,053
September 30, 2020	—	472	506	62	—	1,040
(1)    December 31, 2019 balances have been recast. See Note 3.
5. INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

	Ownership Interest		Share of Profit (Loss) from Equity Investments		Equity Investments
			9 Months Ended September 30
($ millions)	September 30, 2020	December 31, 2019	2020	2019	September 30, 2020	December 31, 2019
Alliance	50%	50%	79	119	2,568	2,620
Aux Sable	42.7% - 50%	42.7% - 50%	(5)	35	417	426
Ruby(1)	-	-	93	90	1,306	1,273
Veresen Midstream	45%	45%	37	34	1,383	1,348
CKPC	50%	50%	3	2	326	171
Other	50% - 75%	50% - 75%	2	2	114	116
			209	282	6,114	5,954
(1)    Pembina owns a 50 percent convertible preferred interest in Ruby.
At September 30, 2020, Pembina had U.S. $2.3 billion in investments in equity accounted investees held by entities whose functional currency is the U.S. dollar. The resulting foreign exchange gains and losses are included in other comprehensive income. For the three and nine months ended September 30, 2020, Pembina recognized a foreign exchange loss of $60 million and a foreign exchange gain of $78 million (2019: $42 million gain and $103 million loss), respectively.
45 Pembina Pipeline Corporation Third Quarter 2020

Financing Activities
Prior to CKPC's decision to defer further investment in the PDH/PP Facility, on February 27, 2020, CKPC closed a syndicated senior secured U.S. $1.7 billion amortizing term facility and a U.S. $150 million revolving credit facility, both of which have been guaranteed equally on a several basis by the owners of CKPC through the completion of construction. The final maturity date of both the term facility and revolving credit facility is February 27, 2027. The parental guarantee resulted in the recognition of a financial guarantee liability, currently valued at U.S. $14 million, net of amortization, on Pembina's balance sheet, with an offsetting amount recorded as an equity contribution to the investment in CKPC.
On April 27, 2020, Ruby fully repaid its 364-day term loan. Concurrent to repayment, Ruby entered into a new term loan that will mature on March 31, 2021. The term loan will amortize U.S. $32 million in 2020 and 2021 (U.S. $16 million net to Pembina), in two equal payments each year with the first payment made in June 2020.
On June 30, 2020, CKPC and its lenders agreed to amend and waive certain terms and conditions of the CKPC credit facility. In connection with the amendment, CKPC voluntarily repaid the U.S. $26 million drawn under the non-revolving term loan. CKPC also retained the ability to re-draw and access the full term loan of U.S. $1.7 billion upon resumption of key activities.
6. LEASES
Lessee Leases
Pembina enters into arrangements to secure access to assets necessary for operating the business. Leased (right-of-use) assets include terminals, rail, buildings, land and other assets. Total cash outflows related to leases were $34 million and $98 million, respectively, for the three and nine months ended September 30, 2020 (2019: $21 million and $62 million).
Right-of-Use Assets

($ millions)	Terminals	Rail	Buildings	Land & Other	Total
Balance at December 31, 2019(1)	225	238	118	149	730
Additions(2)	—	2	21	15	38
Amortization	(9)	(30)	(15)	(11)	(65)
Balance at September 30, 2020	216	210	124	153	703
(1)    The December 31, 2019 balance of Terminals Right-of-Use Assets has been recast. See Note 3.
(2)    Included in additions is $13 million related to the remeasurement of the decommissioning provision for the restoration of leased land assets to the condition required by the terms of the underlying lease.
Lessor Leases
Pembina has entered into contracts for the use of its assets that have resulted in lease treatment for accounting purposes. Assets under operating leases include pipelines, terminals and storage tanks and caverns. See Note 4 for carrying value of property, plant and equipment under operating leases. Assets under finance leases include office sub-leases and terminal assets.
Pembina Pipeline Corporation Third Quarter 2020 46

Maturity of Lease Receivables

As at September 30, 2020	Operating Leases	Finance Leases
($ millions)
Less than one year	150	22
One to two years	142	24
Two to three years	140	22
Three to four years	124	22
Four to five years	110	22
More than five years	899	230
Total undiscounted lease receipts	1,565	342
Unearned finance income on lease receipts		(203)
Discounted unguaranteed residual value		8
Finance lease receivable		147
Less current portion(1)		(7)
Total non-current		140
(1)    Included in trade receivables and other on the Condensed Consolidated Interim Statement of Financial Position.
Expected credit losses on lease receivables are determined using a probability-weighted estimate of credit losses, measured as the present value of all expected cash shortfalls, discounted at the interest rates implicit in the leases, using reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. Pembina considers the risk of default relating to lease receivables low based on Pembina's assessment of individual counterparty credit risk through established credit management techniques as disclosed in the Consolidated Financial Statements.
47 Pembina Pipeline Corporation Third Quarter 2020

7. LOANS AND BORROWINGS
This note provides information about the contractual terms of Pembina's interest-bearing loans and borrowings, which are measured at amortized cost.
Carrying Value, Terms and Conditions, and Debt Maturity Schedule

				Carrying Value
($ millions)	Authorized at September 30, 2020	Nominal Interest Rate	Year of Maturity	September 30, 2020	December 31, 2019
Senior unsecured credit facilities(1)(3)(4)	4,153	1.58(2)	Various(1)	1,638	2,097
Senior unsecured notes series A	—	5.57	2020	—	74
Senior unsecured notes series C	—	5.58	2020	—	199
Senior unsecured medium-term notes series 1	250	4.89	2021	250	250
Senior unsecured medium-term notes series 2	450	3.77	2022	449	449
Senior unsecured medium-term notes series 3	450	4.75	2043	446	446
Senior unsecured medium-term notes series 4	600	4.81	2044	596	596
Senior unsecured medium-term notes series 5	450	3.54	2025	449	449
Senior unsecured medium-term notes series 6	500	4.24	2027	498	498
Senior unsecured medium-term notes series 7	600	3.71	2026	603	498
Senior unsecured medium-term notes series 8	650	2.99	2024	646	646
Senior unsecured medium-term notes series 9	550	4.74	2047	542	542
Senior unsecured medium-term notes series 10	650	4.02	2028	662	398
Senior unsecured medium-term notes series 11	800	4.75	2048	844	298
Senior unsecured medium-term notes series 12	650	3.62	2029	654	398
Senior unsecured medium-term notes series 13	700	4.54	2049	713	714
Senior unsecured medium-term notes series 14	600	2.56	2023	598	598
Senior unsecured medium-term notes series 15	600	3.31	2030	597	597
Senior unsecured medium-term notes series 16	400	4.67	2050	397	—
Senior unsecured medium-term notes series 3A	50	5.05	2022	52	52
Senior unsecured medium-term notes series 5A	350	3.43	2021	353	353
Total interest bearing liabilities				10,987	10,152
Less current portion				(250)	(74)
Total non-current				10,737	10,078
(1)    Pembina's unsecured credit facilities include a $2.5 billion revolving facility that matures in May 2024, a $500 million non-revolving term loan that matures in August 2022, a $800 million revolving facility that matures in April 2022, a U.S. $250 million non-revolving term loan that matures in May 2025 and a $20 million operating facility that matures in May 2021, which is typically renewed on an annual basis.
(2)    The nominal interest rate is the weighted average of all drawn credit facilities based on Pembina's credit rating at September 30, 2020. Borrowings under the credit facilities bear interest at prime, Bankers' Acceptance, or LIBOR rates, plus applicable margins.
(3)    No U.S. dollar variable rate debt outstanding at September 30, 2020 (December 31, 2019: U.S. $454 million).
(4)    The U.S. dollar denominated non-revolving term loan is designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency. Refer to Note 14 for foreign exchange risk management.
On January 10, 2020, Pembina closed an offering of $1.0 billion of senior unsecured medium-term notes. The offering was conducted in three tranches, consisting of $250 million issued through a re-opening of Pembina's senior unsecured medium-term notes, series 10, having a fixed coupon of 4.02 percent per annum, payable semi-annually and maturing on March 27, 2028; $500 million issued through a re-opening of Pembina's senior unsecured medium-term notes, series 11, having a fixed coupon of 4.75 percent per annum, payable semi-annually and maturing on March 26, 2048; and $250 million issued through a re-opening of Pembina's senior unsecured medium-term notes, series 12, having a fixed coupon of 3.62 percent per annum, payable semi-annually and maturing on April 3, 2029.
On April 6, 2020, Pembina entered into an unsecured $800 million revolving credit facility with certain existing lenders, which provides additional liquidity and flexibility in Pembina’s capital structure in the current market conditions. The credit facility has an initial term of two years. The other terms and conditions of the credit facility, including financial covenants, are substantially similar to Pembina's unsecured $2.5 billion revolving credit facility.

Pembina Pipeline Corporation Third Quarter 2020 48

On May 7, 2020, Pembina entered into an unsecured U.S. $250 million non-revolving term loan with a global bank, which provides additional liquidity and flexibility in Pembina's capital structure in the current market conditions. The term loan has an initial term of five years. The other terms and conditions of the credit facility, including financial covenants, are substantially similar to Pembina's unsecured $2.5 billion revolving credit facility.
On May 28, 2020, Pembina closed an offering of $500 million of senior unsecured medium-term notes. The offering was conducted in two tranches, consisting of $400 million in senior unsecured medium-term notes, series 16, having a fixed coupon of 4.76 percent per annum, payable semi-annually, and maturing on May 28, 2050 and $100 million issued through a re-opening of Pembina's senior unsecured medium-term notes, series 7, having a fixed coupon of 3.71 percent per annum, payable semi-annually and maturing on August 11, 2026.
On July 10, 2020, Pembina's $200 million senior unsecured notes, series C, were fully repaid through an early redemption, of which notice was provided to holders on June 5, 2020. The series C notes were originally set to mature in September 2021.
8. DECOMMISSIONING PROVISION

($ millions)	2020
Balance at January 1	867
Unwinding of discount rate	14
Change in rates	212
Additions	20
Change in cost estimates and other	(38)
Total	1,075
Less current portion(1)	(2)
Balance at September 30	1,073
(1)    Included in trade payables and other on the Condensed Consolidated Interim Statement of Financial Position.
Pembina applied a risk-free real return rate of -0.2 percent (December 31, 2019: 0.3 percent) to estimate the present value of the decommissioning provision. Changes in the measurement of the decommissioning provision are added to, or deducted from, the cost of the related property, plant and equipment or right-of-use asset.
9. SHARE CAPITAL
Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2019	548	15,539
Share-based payment transactions	2	99
Balance at September 30, 2020	550	15,638
Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (millions)	Preferred Share Capital
Balance at December 31, 2019	122	2,956
Part VI.1 tax	—	(5)
Balance at September 30, 2020	122	2,951
49 Pembina Pipeline Corporation Third Quarter 2020

Dividends
The following dividends were declared by Pembina:

9 Months Ended September 30
($ millions)	2020	2019
Common shares
$1.89 per common share (2019: $1.76)	1,039	899
Preferred shares
$0.92 per Series 1 preferred share (2019: $0.92)	9	9
$0.84 per Series 3 preferred share (2019: $0.84)	5	5
$0.85 per Series 5 preferred share (2019: $0.90)	9	9
$0.82 per Series 7 preferred share (2019: $0.84)	8	8
$0.89 per Series 9 preferred share (2019: $0.89)	8	8
$1.07 per Series 11 preferred share (2019: $1.07)	7	7
$1.07 per Series 13 preferred share (2019: $1.07)	11	11
$0.84 per Series 15 preferred share (2019: $0.84)	7	7
$0.90 per Series 17 preferred share (2019: $0.92)	5	6
$0.92 per Series 19 preferred share (2019: $0.94)	7	8
$0.92 per Series 21 preferred share (2019: $0.91)	15	14
$0.98 per Series 23 preferred share (2019: nil)	12	—
$0.98 per Series 25 preferred share (2019: nil)	10	—
	113	92
On June 1, 2020, Pembina announced that it did not intend to exercise its right to redeem the eight million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 19 shares outstanding on June 30, 2020.
On October 6, 2020, Pembina announced that its Board of Directors had declared a dividend of $0.21 per common share ($2.52 annually) in the total amount of $115 million, payable on November 13, 2020 to shareholders of record on October 23, 2020. Pembina's Board of Directors also declared quarterly dividends for Pembina's preferred shares as outlined in the following table:

Series	Record Date	Payable Date	Per Share Amount	Dividend Amount ($ millions)
Series 1	November 2, 2020	December 1, 2020	$0.306625	3
Series 3	November 2, 2020	December 1, 2020	$0.279875	2
Series 5	November 2, 2020	December 1, 2020	$0.285813	3
Series 7	November 2, 2020	December 1, 2020	$0.273750	3
Series 9	November 2, 2020	December 1, 2020	$0.296875	3
Series 11	November 2, 2020	December 1, 2020	$0.359375	2
Series 13	November 2, 2020	December 1, 2020	$0.359375	4
Series 15	December 15, 2020	December 31, 2020	$0.279000	2
Series 17	December 15, 2020	December 31, 2020	$0.301313	2
Series 19	December 15, 2020	December 31, 2020	$0.292750	2
Series 21	November 2, 2020	December 1, 2020	$0.306250	5
Series 23	November 2, 2020	November 16, 2020	$0.328125	4
Series 25	November 2, 2020	November 16, 2020	$0.325000	3
				38
Subsequent to quarter end, on November 2, 2020, Pembina announced that it did not intend to exercise its right to redeem the nine million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 9 shares outstanding on December 1, 2020.
Pembina Pipeline Corporation Third Quarter 2020 50

10. REVENUE
Revenue has been disaggregated into categories to reflect how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors.
a.Revenue Disaggregation

	2020				2019
3 Months Ended September 30	Pipelines	Facilities	Marketing & New Ventures	Total	Pipelines	Facilities	Marketing & New Ventures	Total
($ millions)
Take-or-pay(1)	428	197	—	625	288	151	—	439
Fee-for-service(1)	55	22	—	77	100	33	—	133
Product sales(2)	—	—	825	825	—	—	1,106	1,106
Revenue from contracts with customers	483	219	825	1,527	388	184	1,106	1,678
Operational finance lease income	3	—	—	3	—	—	—	—
Fixed operating lease income	31	8	—	39	16	6	—	22
Total external revenue	517	227	825	1,569	404	190	1,106	1,700
(1)    Revenue recognized over time.
(2)    Revenue recognized at a point in time.

	2020				2019
9 Months Ended September 30	Pipelines	Facilities	Marketing & New Ventures	Total	Pipelines	Facilities	Marketing & New Ventures	Total
($ millions)
Take-or-pay(1)	1,206	556	—	1,762	862	469	—	1,331
Fee-for-service(1)	220	80	—	300	288	74	—	362
Product sales(2)	—	—	2,309	2,309	—	3	3,712	3,715
Revenue from contracts with customers	1,426	636	2,309	4,371	1,150	546	3,712	5,408
Operational finance lease income	11	—	—	11	—	—	—	—
Fixed operating lease income	100	26	—	126	47	21	—	68
Total external revenue	1,537	662	2,309	4,508	1,197	567	3,712	5,476
(1)    Revenue recognized over time.
(2)    Revenue recognized at a point in time.

51 Pembina Pipeline Corporation Third Quarter 2020

b.Contract Liabilities
Significant changes in the contract liabilities balances during the period are as follows:

	9 Months Ended September 30, 2020			12 Months Ended December 31, 2019
($ millions)	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities
Opening balance	8	223	231	9	159	168
Additions (net in the period)	42	103	145	4	35	39
Acquisition (Note 3)	—	—	—	—	77	77
Revenue recognized from contract liabilities(1)	(8)	(40)	(48)	(5)	(48)	(53)
Closing balance	42	286	328	8	223	231
Less current portion(2)	(42)	(50)	(92)	(8)	(31)	(39)
Ending balance	—	236	236	—	192	192
(1)    Recognition of revenue related to performance obligations satisfied in the current period that were included in the opening balance of contract liabilities.
(2)    As at September 30, 2020, the balance includes $42 million of cash collected under take-or-pay contracts which will be recognized within one year as the customer chooses to ship, process, or otherwise forego the associated service.
Contract liabilities depict Pembina's obligation to perform services in the future for cash and non-cash consideration which has been received from customers. Contract liabilities include up-front payments or non-cash consideration received from customers for future transportation, processing and storage services. Contract liabilities also include consideration received from customers for take-or-pay commitments where the customer has a make-up right to ship or process future volumes under a firm contract. These amounts are non-refundable should the customer not use its make-up rights.
Pembina does not have any contract assets. In all instances where goods or services have been transferred to a customer in advance of the receipt of customer consideration, Pembina's right to consideration is unconditional and has therefore been presented as a receivable.
11. NET FINANCE COSTS

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2020	2019	2020	2019
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	91	71	269	216
Leases	9	4	29	13
Unwinding of discount rate	5	3	14	10
Finance lease income(1)	—	—	(1)	(1)
(Gain) loss in fair value of non-commodity-related derivative financial instruments	(11)	2	11	5
Foreign exchange (gains) losses and other	(11)	(3)	42	(9)
Net finance costs(1)	83	77	364	234
(1)    Excludes operational finance lease income from lessor lease arrangements which is included in revenue as this income is generated from physical assets in the normal course of operations.
Pembina Pipeline Corporation Third Quarter 2020 52

12. OPERATING SEGMENTS
Pembina's operating segments are organized by three divisions: Pipelines, Facilities and Marketing & New Ventures.

3 Months Ended September 30, 2020	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-division Eliminations	Total
($ millions)
Revenue from external customers	517	227	825	—	1,569
Inter-division revenue	40	84	—	(124)	—
Total revenue(3)	557	311	825	(124)	1,569
Operating expenses	129	99	—	(50)	178
Cost of goods sold, including product purchases	—	3	793	(76)	720
Depreciation and amortization included in operations	105	51	12	2	170
Cost of sales	234	153	805	(124)	1,068
Realized gain on commodity-related derivative financial instruments	—	—	(7)	—	(7)
Share of profit (loss) from equity accounted investees	55	11	(5)	—	61
Unrealized (gain) loss on commodity-related derivative financial instruments	—	(11)	17	—	6
Gross profit	378	180	5	—	563
Depreciation included in general and administrative	—	—	—	9	9
Other general and administrative	6	2	9	30	47
Other (income) expense	(4)	—	1	(1)	(4)
Reportable segment results from operating activities	376	178	(5)	(38)	511
Net finance costs (income)	8	6	(7)	76	83
Reportable segment earnings (loss) before tax	368	172	2	(114)	428
Capital expenditures	53	98	10	13	174
Contributions to equity accounted investees	—	28	—	—	28

3 Months Ended September 30, 2019	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-division Eliminations	Total
($ millions)
Revenue from external customers	404	190	1,106	—	1,700
Inter-division revenue	37	98	—	(135)	—
Total revenue(3)	441	288	1,106	(135)	1,700
Operating expenses	109	97	—	(55)	151
Cost of goods sold, including product purchases	—	—	1,034	(85)	949
Depreciation and amortization included in operations	64	42	11	4	121
Cost of sales	173	139	1,045	(136)	1,221
Realized gain on commodity-related derivative financial instruments	—	—	(5)	—	(5)
Share of profit from equity accounted investees	63	12	14	—	89
Unrealized gain on commodity-related derivative financial instruments	—	—	(40)	—	(40)
Gross profit	331	161	120	1	613
Depreciation included in general and administrative	—	—	—	5	5
Other general and administrative	5	3	9	42	59
Other (income) expense	(5)	—	—	3	(2)
Reportable segment results from operating activities	331	158	111	(49)	551
Net finance costs (income)	2	14	(1)	62	77
Reportable segment earnings (loss) before tax	329	144	112	(111)	474
Capital expenditures	212	167	34	8	421
Contributions to equity accounted investees	—	24	1	—	25
(1)    Pipelines transportation revenue includes $62 million (2019: $7 million) associated with U.S. pipeline revenue.
(2)    Marketing & New Ventures includes revenue of $33 million (2019: $28 million) associated with U.S. midstream sales.
(3)    During the third quarter of 2020, no one customer accounted for 10 percent or more of total revenues reported throughout all segments. During the third quarter of 2019, one customer accounted for 10 percent or more of total revenues with $244 million reported throughout all segments.
53 Pembina Pipeline Corporation Third Quarter 2020

9 Months Ended September 30, 2020	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-Division Eliminations	Total
($ millions)
Revenue from external customers	1,537	662	2,309	—	4,508
Inter-division revenue	111	243	—	(354)	—
Total revenue(3)	1,648	905	2,309	(354)	4,508
Operating expenses	362	281	—	(132)	511
Cost of goods sold, including product purchases	—	7	2,241	(230)	2,018
Depreciation and amortization included in operations	306	155	37	6	504
Cost of sales	668	443	2,278	(356)	3,033
Realized gain on commodity-related derivative financial instruments	—	—	(60)	—	(60)
Share of profit (loss) from equity accounted investees	170	41	(2)	—	209
Unrealized (gain) loss on commodity-related derivative financial instruments	—	(14)	12	—	(2)
Gross profit	1,150	517	77	2	1,746
Depreciation included in general and administrative	—	—	—	28	28
Other general and administrative	16	7	24	101	148
Other (income) expense	(1)	1	13	(20)	(7)
Reportable segment results from operating activities	1,135	509	40	(107)	1,577
Net finance costs	24	19	2	319	364
Reportable segment earnings (loss) before tax	1,111	490	38	(426)	1,213
Capital expenditures	511	296	34	27	868
Contributions to equity accounted investees	—	69	155	—	224

9 Months Ended September 30, 2019	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-Division Eliminations	Total
($ millions)
Revenue from external customers	1,197	567	3,712	—	5,476
Inter-division revenue	103	267	—	(370)	—
Total revenue(3)	1,300	834	3,712	(370)	5,476
Operating expenses	299	264	—	(138)	425
Cost of goods sold, including product purchases	—	2	3,428	(237)	3,193
Depreciation and amortization included in operations	179	118	43	5	345
Cost of sales	478	384	3,471	(370)	3,963
Realized gain on commodity-related derivative financial instruments	—	—	(25)	—	(25)
Share of profit from equity accounted investees	209	36	37	—	282
Unrealized gain on commodity-related derivative financial instruments	—	—	(10)	—	(10)
Gross profit	1,031	486	313	—	1,830
Depreciation included in general and administrative	—	—	—	27	27
Other general and administrative	22	12	28	125	187
Other (income) expense	(3)	—	3	2	2
Reportable segment results from operating activities	1,012	474	282	(154)	1,614
Net finance costs	7	17	—	210	234
Reportable segment earnings (loss) before tax	1,005	457	282	(364)	1,380
Capital expenditures	637	426	135	18	1,216
Contributions to equity accounted investees	—	50	93	—	143
(1)    Pipelines transportation revenue includes $170 million (2019: $18 million) associated with U.S. pipeline revenue.
(2)    Marketing & New Ventures includes revenue of $98 million (2019: $126 million) associated with U.S. midstream sales.
(3)    During 2020, no one customer accounted for 10 percent or more of total revenues reported throughout all segments. During 2019, one customer accounted for 10 percent or more of total revenues with $681 million reported throughout all segments.
Pembina Pipeline Corporation Third Quarter 2020 54

13. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

($ millions)	Currency Translation Reserve	Cash Flow Hedge Reserve	Pension and other Post-Retirement Benefit Plan Adjustments(2)	Total
Balance at December 31, 2018	348	—	(31)	317
Other comprehensive loss before hedging activities	(119)	—	—	(119)
Balance at September 30, 2019	229	—	(31)	198

Balance at December 31, 2019	134	—	(36)	98
Other comprehensive gain before hedging activities	143	—	14	157
Other comprehensive gain (loss) resulting from hedging activities(1)	17	(1)	—	16
Tax impact	(1)	—	—	(1)
Balance at September 30, 2020	293	(1)	(22)	270
(1)     Amounts relate to hedges of the Company's net investment in foreign operations (reported in Currency Translation Reserve) and interest rate derivatives designated as cash flow hedges (reported in Cash Flow Hedge Reserve)(Note 14).
(2)     Pension and other Post-Retirement Benefit Plan Adjustments will not be reclassified into earnings.
14. FINANCIAL INSTRUMENTS & RISK MANAGEMENT
Risk Management
Hedge of Net Investment in Foreign Operations
On May 7, 2020, Pembina designated the U.S. $250 million non-revolving term loan it entered into as a hedge of the Company's net investment in selected U.S. functional currency foreign operations. The designated debt has been assessed as having no ineffectiveness as the U.S. dollar debt has an equal and opposite exposure to U.S. dollar fluctuations. Foreign exchange gains and losses on the designated debt are recognized in the currency translation reserve in accumulated other comprehensive income (Note 13).
Interest Rate Risk - Cash Flow Hedge
On May 8, 2020, Pembina designated financial derivative contracts that fix the interest rate on U.S. $250 million of variable rate debt as cash flow hedging instruments. The designated cash flow hedge has been assessed as having no ineffectiveness as the critical terms are aligned. Unrealized gains (losses) on derivatives in designated cash flow hedging relationships are recognized in the cash flow hedge reserve in accumulated other comprehensive income, with realized gains (losses) being reclassified to net finance costs (Note 13).
55 Pembina Pipeline Corporation Third Quarter 2020

Fair Values
The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position, are shown in the table below. Certain non-derivative financial instruments measured at amortized cost including cash and cash equivalents, trade receivables and other, finance lease receivables, advances to related parties and trade payables and other have been excluded because they have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. These instruments would be classified in Level 2 of the fair value hierarchy. A financial guarantee included in other liabilities has a carrying amount that approximates fair value at the reporting date due to the nature of the underlying development project and is classified in Level 3 of the fair value hierarchy and has been excluded from the table below.

	September 30, 2020				December 31, 2019
	Carrying Value	Fair Value(1)			Carrying Value	Fair Value(1)
($ millions)		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Financial assets carried at fair value
Derivative financial instruments(3)	75	—	75	—	48	—	48	—
Financial liabilities carried at fair value
Derivative financial instruments(3)	22	—	22	—	9	—	9	—
Financial liabilities carried at amortized cost
Loans and borrowings(2)	10,987	—	11,939	—	10,152	—	10,729	—
(1)    The basis for determining fair value is disclosed in Note 2.
(2)    Carrying value of current and non-current balances.
(3)    At September 30, 2020 all derivative financial instruments are carried at fair value through earnings, except for $1 million in interest rate derivative financial liabilities that have been designated as cash flow hedges (December 31, 2019: nil)
15. COMMITMENTS AND CONTINGENCIES
Commitments
Pembina had the following contractual obligations outstanding at September 30, 2020:

Contractual Obligations	Payments Due by Period
($ millions)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years
Leases(1)	1,084	131	222	175	556
Loans and borrowings(2)	16,466	701	2,621	2,828	10,316
Construction commitments(3)	1,396	303	301	298	494
Other(4)	599	111	162	80	246
Total contractual obligations	19,545	1,246	3,306	3,381	11,612
(1)    Includes terminals, rail, office space, land and vehicle leases.
(2)    Excluding deferred financing costs. Including interest payments on Pembina's senior unsecured notes.
(3)    Excluding significant projects that are awaiting regulatory approval, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees.
(4)    Includes $28 million in commitments related to leases that have not yet commenced.
Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined and therefore an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 10 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 35 and 175 mbpd of NGL each year up to and including 2029. Power purchase agreements range from one to 25 years and involve the purchase of power from electrical service providers. Pembina has secured up to 80 megawatts per day each year up to and including 2044.
Pembina Pipeline Corporation Third Quarter 2020 56

Commitments to Equity Accounted Investees
Pembina is contractually committed to provide CKPC with funding to construct assets that will form part of CKPC's PDH/PP Facility, subject to certain conditions being met. Following CKPC's decision to defer investment in the PDH/PP Facility, Pembina has deferred future contributions to CKPC.
Pembina has a contractual commitment to advance U.S. $16 million to Ruby by March 31, 2021.
Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners.
Contingencies
Pembina, its subsidiaries and its investments in equity accounted investees are subject to various legal and regulatory and tax proceedings, actions and audits arising in the normal course of business. We represent our interests vigorously in all proceedings in which we are involved. Legal and administrative proceedings involving possible losses are inherently complex, and we apply significant judgment in estimating probable outcomes. While the outcome of such actions and proceedings cannot be predicted with certainty, management believes that the resolutions of such actions and proceedings will not have a material impact on Pembina's financial position or results of operations.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had and are not expected to have a material impact on Pembina's financial position, earnings, liquidity or capital resources.
At September 30, 2020, Pembina had $96 million (December 31, 2019: $103 million) in letters of credit issued to facilitate commercial transactions with third parties and to support regulatory requirements.
57 Pembina Pipeline Corporation Third Quarter 2020

HEAD OFFICE
Pembina Pipeline Corporation
Suite 4000, 585 - 8th Avenue SW
Calgary, Alberta T2P 1G1
AUDITORS
KPMG LLP
Chartered Professional Accountants
Calgary, Alberta
TRUSTEE, REGISTRAR & TRANSFER AGENT
Computershare Trust Company of Canada
Suite 600, 530 - 8th Avenue SW
Calgary, Alberta T2P 3S8
1.800.564.6253
STOCK EXCHANGE
Pembina Pipeline Corporation
Toronto Stock Exchange listing symbols for:
COMMON SHARES PPL
PREFERRED SHARES PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.I, PPL.PR.K, PPL.PR.M, PPL.PR.O, PPL.PR.Q, PPL.PR.S, PPL.PF.A, PPL.PF.C and PPL.PF.E
New York Stock Exchange listing symbol for:
COMMON SHARES PBA
INVESTOR INQUIRIES
PHONE 403.231.3156
FAX 403.237.0254
TOLL FREE 1.855.880.7404
EMAIL investor-relations@pembina.com
WEBSITE www.pembina.com

Pembina Pipeline Corporation Third Quarter 2020 58